Filed by National Grid Group plc
                           Pursuant to Rule 425 under the Securities Act of 1933 and deemed filed pursuant to Rule 14a-12 of the Securities Exchange Act of 1934
                           Commission File No.: 001-02987
                           Subject Company:  Niagara Mohawk Holdings, Inc.

      THE FOLLOWING IS A U.S. PRESS RELEASE DISSEMINATED BY NATIONAL GRID GROUP PLC AND NIAGARA MOHAWK ON SEPTEMBER 5, 2000

[National Grid Logo]                                       [Niagara Mohawk Logo]

                     NATIONAL GRID TO ACQUIRE NIAGARA MOHAWK
                          IN $3.0 BILLION TRANSACTION;
                 CREATES NINTH LARGEST ELECTRIC UTILITY IN U.S.

      Transaction Doubles Size Of National Grid USA; Creates Most Extensive
           Transmission Network And 2nd Largest Distribution Business
                         In New England/New York Region

    Niagara Mohawk To Retain Name And Syracuse-Based Operating Headquarters;
       National Grid Casts Vote of Confidence for Upstate New York Economy

      WESTBOROUGH, MA and SYRACUSE, NY, September 5, 2000 - National Grid Group plc (LSE, NYSE: NGG) and Niagara Mohawk Holdings, Inc. (NYSE: NMK) announced today that they have signed a merger agreement under which National Grid will acquire Niagara Mohawk through the formation of a new National Grid holding company, New National Grid, and the exchange of Niagara Mohawk shares for a combination of American Depositary Shares (ADSs) and cash. National Grid, one of the U.K.'s 50 largest companies and the world's largest independent electric transmission company, builds, owns and operates electric and telecommunications networks around the world. Niagara Mohawk is the second largest combined electric and gas utility in New York State.

      Niagara Mohawk is National Grid's third U.S. acquisition, after New England Electric System (NEES) and Eastern Utilities Associates (EUA), which were both acquired earlier this year.


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      The combination will create the ninth largest electric utility in the U.S.
with an electric customer base of approximately 3.3 million. With Niagara
Mohawk, National Grid will own and operate the most extensive transmission network (by miles) and be the second largest distribution business (by power delivered) in the New England/New York market.

      Niagara Mohawk will continue to operate under its current name and will keep its operating headquarters in Syracuse. Upon completion of the transaction, Niagara Mohawk will become a wholly-owned subsidiary of National Grid and be re-branded "Niagara Mohawk, a National Grid Company."

      Under the terms of the transaction, Niagara Mohawk shareholders will receive consideration of $19.00 per Niagara Mohawk share, subject to the dollar value of five National Grid ordinary shares being between $32.50 and $51.00. In the event that the dollar value of five National Grid ordinary shares is greater than $51.00, the per share consideration received by Niagara Mohawk shareholders will increase by two-thirds of the percentage of the increase in value over $51.00. In the event that the dollar value of five National Grid ordinary shares is less than $32.50, the per share consideration received by Niagara Mohawk shareholders will decrease by two-thirds of the percentage of the decrease in value below $32.50. Shareholders can elect to receive their consideration either in cash or ADSs, or a combination of both, subject to the aggregate cash consideration offered being at least $1.0 billion. If cash elections received from Niagara Mohawk shareholders exceed $1.0 billion, National Grid has the option to increase the cash element of the consideration. The terms of the merger agreement value the equity of Niagara Mohawk at approximately $3.0 billion ((pounds)2.1 billion) and the enterprise value of Niagara Mohawk at approximately $8.9 billion ((pounds)6.1 billion), including net debt of $5.9 billion ((pounds) 4.0 billion) as of June 30, 2000.

      The transaction is expected to be accretive to National Grid's earnings per share after the amortization of goodwill in the first full financial year after completion of the acquisition, and should substantially enhance National Grid's cash flow per share immediately following the completion. Through merger-related cost synergies and sharing of best practices, National Grid expects to achieve annual cost savings of approximately $90 million across New England and New York operations, representing some 10 percent of the enlarged group's electric controllable cost base. These savings are expected to be achieved within four years of the merger's


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

completion, with approximately 50% of these savings achieved in the combined company's first full financial year.

      The transaction is expected to be completed by late 2001, subject to a number of conditions, including regulatory and other governmental consents and approvals, the sale of Niagara Mohawk's nuclear facilities or other satisfactory arrangements being reached, and the approval of Niagara Mohawk and National Grid shareholders.

      David Jones, chief executive of National Grid, said, "This acquisition builds perfectly on our successful North American strategy. It builds on both the platform we have created in New England and our top quality U.S. management team. With Niagara Mohawk, we double the size of our U.S. business and reinforce our position as a leading player in the Northeast - a region that is clearly at the forefront of the industry's restructuring in the U.S.

      "Niagara Mohawk's management team has managed the critical issues related to purchase power contracts and industry restructuring over the last several years, which resulted in lower delivery costs for customers," Jones continued. "This work, along with its focused transmission and distribution business and depth of regional knowledge and experience, makes Niagara Mohawk an attractive partner to National Grid as we expand our U.S. business."

      Jones concluded: "Our ten years of experience operating a transmission system in a competitive environment strengthens our ability to provide services that will benefit customers in today's rapidly changing U.S. energy markets. We look forward to bringing our experience to New York, and to continuing to contribute to the current debate on the restructuring of the U.S. transmission sector."

      William E. Davis, chairman and chief executive of Niagara Mohawk, who will become chairman of National Grid USA and will join the National Grid board of directors as an executive director for two years after the completion of the acquisition, said, "We are delighted to be joining forces with National Grid to become an important part of one of the largest and most efficient energy delivery companies in the world. This transaction is in the best interests of our shareholders, and will yield significant benefits for our customers, employees and the communities we serve. Direct savings and sharing of best practices will create an even more efficient company, leading to lower delivery costs and enhanced customer service, making upstate New York a more attractive region for economic growth."


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      National Grid will have - following the acquisition of Niagara Mohawk -
approximately 10,000 employees in its regulated electric and gas businesses in New York and New England. National Grid's goal is to achieve workforce reductions across the entire National Grid USA organization by 500 to 750 positions - over a period of four years - through natural attrition and voluntary programs. National Grid has achieved targeted merger savings and efficiencies in its previous U.S. mergers on a similar basis. A joint National Grid - Niagara Mohawk integration team will manage the cost reduction program and facilitate sharing of best practices.

      Said National Grid USA President and CEO Rick Sergel, who will continue in his role after the merger, "Based on our successful integration of NEES and EUA earlier this year, we are confident that we will be able to reduce energy delivery costs, improve service for consumers in Niagara Mohawk's territories and contribute to economic development in upstate New York. We are fortunate to be working with Niagara Mohawk's dedicated employees, who have decades of experience in serving customers in upstate New York."

      Noting that the Pataki administration, New York State regulators, and Niagara Mohawk have made tremendous progress in restructuring New York State's energy markets and achieving settlements on above-market power purchase contracts, Sergel added, "We aim to work with New York regulators to structure long-term rate plans that benefit customers and shareholders and include incentives for cost control and superior customer service. We intend to provide long-term rate stability that will support regional economic development in upstate New York."

      "This transaction is a vote of our confidence for the long-term health of the upstate New York economy," concluded Sergel, noting that Niagara Mohawk will continue to be a major taxpayer in New York State. "We will continue Niagara Mohawk's excellent record of corporate citizenship in upstate New York. The same people who serve Niagara Mohawk customers and live in their neighborhoods will continue to do so after the merger. We will honor all union agreements, be responsive to the needs of local communities and support charitable organizations as Niagara Mohawk has done in the past. We will establish a New York Advisory Board made up of Niagara Mohawk's current outside directors to help advise on customer and community relations."

      N M Rothschild & Sons Limited and Rothschild Inc. are advising National Grid, and Niagara Mohawk is being advised by Donaldson, Lufkin & Jenrette Securities Corporation.


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

Merrill Lynch International and Credit Suisse First Boston are brokers to National Grid.

      Niagara Mohawk Holdings, Inc. (NYSE: NMK) is an investor-owned energy services company that provides electricity to more than 1.5 million customers across 24,000 square miles of upstate New York. The company also delivers natural gas to more than 540,000 customers over 4,500 square miles of eastern, central and northern New York. The company has approximately 7,600 employees.

      The National Grid Group plc builds, owns and operates electric and telecommunications networks around the world, focusing on liberalizing markets. National Grid operates electric networks in the U.K., the U.S., Argentina and Zambia. The company's growing portfolio of telecommunications businesses includes ventures in the U.K., the U.S., Brazil, Argentina, Chile and Poland. National Grid Group's headquarters are in London, England.

      National Grid USA includes local electric companies Massachusetts Electric, Narragansett Electric, Granite State Electric, and Nantucket Electric, and a substantial transmission business. The company has approximately 3,800 employees.

Contacts:

Citigate Sard Verbinnen

Media:
Judy Brennan/Susan Burns/Jonathan Gasthalter
212-687-8080

National Grid

Media:
Fred Mason, Vice President and Director, Corporate Communications
508-389-3568

Niagara Mohawk:

Media:
Joseph M. Russo, Vice President,
Public Affairs and Corporate Communications
315-428-6922

Financial:

Leon Mazur, Director, Investor Relations
315-428-5876

This press release includes forward looking statements within the meaning of
Section 27A of the United


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

States Security Act of 1933 and Section 21E of the United States Securities Exchange Act of 1934. Although National Grid believes that its expectations are based on reasonable assumptions, it can give no assurance that its goals will be achieved. Important factors that could cause actual results to differ materially from those in the forward looking statements herein include risks and uncertainties relating to the ability to obtain expected synergies from the merger, delays in obtaining or adverse conditions contained in related regulatory approvals, competition and industry restructuring, changes in economic conditions, changes in energy market prices, changes in historical weather patterns, changes in laws, regulations or regulatory policies, developments in legal or public policy doctrines, technological developments, the availability of new acquisition opportunities, the timing and success of future acquisition opportunities and other presently unknown or unforeseen factors.

In connection with the proposed merger, National Grid and Niagara Mohawk will file a proxy statement/prospectus with the Securities and Exchange Commission (the "SEC"). Investors are urged to read the proxy statement/prospectus and other documents filed with the SEC when they become available because they contain important information concerning the transaction. Investors will be able to obtain a free copy of the proxy statement/prospectus (when available) and other documents filed by National Grid and Niagara Mohawk at the SEC's web site, http://www.sec.gov or at the SEC's public reference room at 450 Fifth Street, N.W., Washington, D.C. 20549. In addition, documents filed by Niagara Mohawk with the SEC can be obtained by contacting Niagara Mohawk at the following address and telephone number: Investor Relations, Niagara Mohawk Holdings, Inc., 300 Erie Boulevard West, Syracuse, NY 13202, telephone: 315-4283134. Documents filed with the SEC by National Grid can be obtained by contacting National Grid at the following address and telephone number: David Forward, National Grid Group plc, 15 Marylebone Road, London, NW1 5JD, telephone: 020-7312-5600.

Niagara Mohawk, its officers, directors, employees and certain other members of Niagara Mohawk management and employees may be soliciting proxies from Niagara Mohawk shareholders in favor of the merger and may be deemed to be "participants in the solicitation" under the rules of the SEC. Information concerning the participants will be set forth in the proxy statement/prospectus when it is filed with the SEC.

N M Rothschild & Sons Limited, which is regulated in the U.K. by The Securities and Futures Authority Limited, is acting exclusively for National Grid and no one else in connection with the Acquisition and will not be responsible to anyone other than National Grid for providing the protections afforded to their customers or for giving advice in relation to the Acquisition.

                                      # # #

         THE FOLLOWING IS A U.K. PRESS RELEASE DISSEMINATED BY NATIONAL
            GRID GROUP PLC AND NIAGARA MOHAWK ON SEPTEMBER 5, 2000.

[National Grid Logo]                                       [Niagara Mohawk Logo]

                                  NEWS RELEASE


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

         NOT FOR RELEASE, PUBLICATION OR DISTRIBUTION IN OR INTO CANADA,
                               AUSTRALIA OR JAPAN

EMBARGOED UNTIL 7.00 AM                                         5 September 2000

           NATIONAL GRID ANNOUNCES $3.0 BILLION AGREED ACQUISITION OF
                 NIAGARA MOHAWK DOUBLING SIZE OF US OPERATIONS

National Grid and Niagara Mohawk today announce that they have signed a Merger Agreement under which National Grid will acquire all of the outstanding shares of Niagara Mohawk for a combination of New National Grid Shares and cash. The terms of the agreement value each Niagara Mohawk Share at $19.00 and the equity of Niagara Mohawk at approximately $3.0 billion ((pounds)2.1 billion) and the enterprise value of Niagara Mohawk at approximately $8.9 billion ((pounds)6.1 billion), including net debt of approximately $5.9 billion ((pounds)4.0 billion) as at 30 June 2000.

Niagara Mohawk is a focused transmission and distribution business with limited non-core businesses. It is the second largest combined electricity and gas utility in New York State serving over 1.5 million electricity and over 540,000 gas customers. For the year ended 31 December 1999, Niagara Mohawk reported earnings before interest, tax and depreciation of $1.3 billion on revenues of $4.1 billion and had net assets of $3.0 billion as at that date.

Strategic benefits of the Acquisition

The Acquisition:

o builds upon the proven success of National Grid's US strategy through the acquisition of NEES, its experience of introducing incentive based regulatory settlements and the integration skills demonstrated in the acquisition of EUA;

o     provides substantial upside potential from a combination of:

      o synergies, where National Grid expects to generate annual cost savings of approximately $90 million, representing some 10 per cent. of the enlarged group's electricity controllable cost base, within four years of Completion with the objective of achieving savings of approximately 50 per cent. of this amount in the first full financial year;

      o improvements in the efficiency of Niagara Mohawk's core transmission and distribution operations to bring its operating performance into line with National Grid USA's; and

      o working with New York regulators to structure long term rate plans that benefit customers and shareholders and include incentives for cost control and good customer service;


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

o enhances National Grid's earnings per share, after the amortisation of goodwill, in the first full financial year after Completion, and substantially enhances National Grid's cash flow per share immediately following Completion;

o more than doubles the size of National Grid's US operations and reinforces its position as a leading player in the Northeast US, where it would own and operate the most extensive transmission network and be the second largest distribution business. The Acquisition also creates the ninth largest electricity utility nationally;

o improves the profile of the enlarged National Grid group with more than half the group's operating profits after Completion being derived from the US, where National Grid is able to achieve higher returns on investment than in the UK; and

o     offers other potential upsides from:

      o the consolidation of National Grid and Niagara Mohawk's transmission networks which offers opportunities for delivering greater value to customers and shareholders in line with the Federal Energy Regulatory Commission's vision for independent, incentivised regional transmission organisations;

      o the opportunity to extend National Grid USA's dark fibre telecommunications business into Niagara Mohawk's service territory; and

      o Niagara Mohawk's minority investment in Telergy, a competitive local exchange carrier which, in contrast to National Grid USA's telecommunications business, provides integrated broadband telecommunications services to large corporates and other carriers in the Northeast US. Telergy has proposed to list its shares through an initial public offering.

Following Completion, Rick Sergel will continue as President and Chief Executive Officer of the enlarged National Grid USA and William E. Davis will be appointed Chairman of National Grid USA and will join the National Grid board as an executive director for two years. In addition, one of Niagara Mohawk's non-executive directors will join the National Grid board as a non-executive director. Upon Completion, National Grid USA will be organised into two geographic divisions covering New York and New England. The headquarters of the New York division will continue to be in Syracuse.

The Acquisition is subject to a number of conditions, including regulatory and other consents and approvals in the US, the sale of Niagara Mohawk's nuclear facilities or other satisfactory arrangements being reached and the approval of the shareholders of both National Grid and Niagara Mohawk. The Acquisition is expected to complete by late 2001.

David Jones, Chief Executive of National Grid, said:

"This, our third acquisition in the US, builds perfectly on our successful US strategy. It builds on both the platform we have created and our top quality US management team. With Niagara Mohawk, we double the size of our US business reinforcing our position as a leading player in


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

the Northeast region and becoming a top tier utility in the US as a whole."

"In contrast to our existing US business, Niagara Mohawk has recently underperformed its peer group principally due to its substantial exposure to above market power purchase contracts. Niagara Mohawk's management has expended considerable effort in restructuring these contracts, successfully implementing a plan that provides a stable future for the company. We can now focus with Niagara Mohawk's management on improving the efficiency of Niagara Mohawk's business. This, together with the synergies from combining our businesses and the potential opportunities we see in transmission and telecommunications, makes the timing of this acquisition ideal and offers substantial potential upside."

William E. Davis, Chairman and Chief Executive of Niagara Mohawk, said:

"We are delighted to be joining forces with National Grid to become an important part of one of the largest and most efficient energy delivery companies in the world. This transaction is in the best interests of our shareholders, and will yield significant benefits for our customers, employees and the communities we serve. Direct savings and sharing of best practices will create a more efficient company, leading to lower energy costs and enhanced customer service, making upstate New York a more attractive region for economic growth."

Rothschild is advising National Grid and Niagara Mohawk is being advised by Donaldson, Lufkin & Jenrette Securities Corporation. Merrill Lynch International and Credit Suisse First Boston are brokers to National Grid.

This summary should be read in conjunction with the attached announcement.

For ease of reference, in this document, all currency conversions between pounds sterling and US dollars have been made at a rate of $1.46:(pounds)1.00.


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

Analysts' and press briefings

There will be a presentation to analysts at 9.30 a.m. and a press conference at
11.30 a.m. today at Merrill Lynch International, 20 Farringdon Road, London EC1M 3NH. Should you be unable to attend the analyst presentation in person, there will be a dial in facility available as follows:

From the UK       Dial in = 020 8515 2310
From the US       Dial in = +1 212 699 6881

This presentation will have a replay facility, available until close of business on Friday, 8 September, which can be accessed as follows:

From the UK       Dial in = 020 8797 2499, Access code = 113949#
From the US       Dial in = +1 303 590 3000, Access code = 756164

There will also be a teleconference, followed by a Q&A session, for UK and US institutions at 3.15pm UK time (10.15am EDT). To participate in this call:

From the UK       Dial in = 020 8240 8243
From the US       Dial in = +1 800 482 2239

This presentation will also have a replay facility, available until close of business on Friday, 8 September, which can be accessed as follows:

From the UK       Dial in = 020 8288 4459, Access code = 689352
From the US       Dial in = +1 800 625 5288, Access code = 802684.

All other enquires should be made to the following:

Enquiries

National Grid Group plc                                            020 7312 5600

David Jones                      Chief Executive
Stephen Box                      Finance Director
Susan Stevens                    Director of Group Corporate Affairs
Jill Sherratt                    Investor Relations Manager
Fred Mason                       Vice President, Corporate Communications,
                                 National Grid USA              001 508 389 3568


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

Niagara Mohawk                                                  001 315 474 1511

William E. Davis               Chairman of the Board and Chief Executive Officer
William F. Edwards             Senior Vice President and Chief Financial Officer
Joseph M. Russo                Vice President, Public Affairs and Corporate
                               Communications
Leon Mazur                     Director, Investor Relations

Rothschild

UK                                                                 020 7280 5000
Nicholas Wrigley               Managing Director, Investment Banking
James Douglas-Hamilton         Director, Investment Banking

US                                                              001 212 403 3500
Yves-Andre Istel               Vice Chairman
Kevin Joyce                    Director
Matthew Savage                 Director

Citigate Dewe Rogerson                                             020 7638 9571

Anthony Carlisle
Duncan Murray

DLJ                                                             001 212 892 3000

Michael Ranger                 Managing Director
Gavin Wolfe                    Vice President

This announcement does not constitute an offer or invitation to purchase securities.

These materials contain certain statements that are neither reported financial results nor other historic information. These statements are forward looking statements within the meaning of the safe-harbor provisions of the U.S. federal securities laws. Because these forward-looking statements are subject to risks and uncertainties, actual future results may differ materially from those expressed in or implied by the statements. Many of these risks and uncertainties relate to factors that are beyond the companies' ability to control or estimate precisely, such as future market conditions, currency fluctuations, the behaviour of other market participants, the actions of governmental regulators and other risk factors detailed in National Grid's and Niagara Mohawk's reports filed with the SEC. Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date of this document. The companies do not undertake any obligation to publicly release any revisions to these forward-looking statements to reflect events or circumstances after the date of these materials.

In connection with the Acquisition, National Grid and Niagara Mohawk will file a combined proxy statement and prospectus with the SEC. Investors are urged to read the combined proxy statement and prospectus and other documents filed with the SEC when they become available, because they will contain important information


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

concerning the transaction. Investors will be able to obtain a free copy of the combined proxy statement and prospectus (when available) and other documents filed by National Grid and Niagara Mohawk at the SEC's website, http://www.sec.gov or at the SEC's public reference room at 450 Fifth Street, N.W., Washington, D.C. 20459. In addition, documents filed by Niagara Mohawk with the SEC can be obtained by contacting: Leon Mazur, Niagara Mohawk Holdings, Inc. 300 Erie Boulevard West, Syracuse, NY 13202, telephone: 001 315 474 1511. Documents filed with the SEC by National Grid can be obtained by contacting:
David Forward, National Grid Group plc, 15 Marylebone Road, London NW1 5JD, telephone: 020 7312 5600.

Niagara Mohawk, its directors, executive officers and certain other members of Niagara Mohawk management and employees may be soliciting proxies from Niagara Mohawk shareholders in favour of the Acquisition. Information concerning the participants will be set forth in the combined proxy statement and prospectus when it is filed with the SEC.

N M Rothschild & Sons Limited, which is regulated in the UK by The Securities and Futures Authority Limited, is acting exclusively for National Grid and no one else in connection with the Acquisition and will not be responsible to anyone other than National Grid for providing the protections afforded to their customers or for giving advice in relation to the Acquisition.


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

[National Grid Logo]                                       [Niagara Mohawk Logo]

                                  NEWS RELEASE

         NOT FOR RELEASE, PUBLICATION OR DISTRIBUTION IN OR INTO CANADA,
                               AUSTRALIA OR JAPAN

EMBARGOED UNTIL 7.00 AM                                         5 September 2000

           NATIONAL GRID ANNOUNCES $3.0 BILLION AGREED ACQUISITION OF
                 NIAGARA MOHAWK DOUBLING SIZE OF US OPERATIONS

1. Introduction

National Grid and Niagara Mohawk today announce that they have signed a Merger Agreement under which National Grid will acquire Niagara Mohawk through the formation of a new National Grid holding company, New National Grid, and the exchange of Niagara Mohawk Shares for a mixture of New National Grid Shares and cash. Niagara Mohawk is the second largest combined electricity and gas utility in New York State serving over 1.5 million electricity and over 540,000 gas customers.

Under the terms of the Merger Agreement, Niagara Mohawk shareholders will receive consideration of $19.00 per Niagara Mohawk Share, subject to the US dollar value of five National Grid ordinary shares being between $32.50 and $51.00 (equivalent to between 446p and 699p per National Grid ordinary share based on an exchange rate of $1.46:(pounds)1 on 4 September 2000). In the event that the US dollar value of five National Grid ordinary shares is greater than $51.00, the per share consideration received by Niagara Mohawk shareholders will increase by two-thirds of the percentage of the increase in value over $51.00. In the event that the US dollar value of five National Grid ordinary shares is less than $32.50, the per share consideration received by Niagara Mohawk shareholders will decrease by two-thirds of the percentage of the decrease below $32.50.

Niagara Mohawk shareholders will be able to elect to receive their consideration in cash, New National Grid Shares or a combination thereof, subject to the aggregate cash consideration offered to all Niagara Mohawk shareholders being at least $1.0 billion. If cash elections received from Niagara Mohawk shareholders exceed $1.0 billion National Grid may, at its sole discretion, increase the amount of the consideration paid in cash.

The merger terms value the equity of Niagara Mohawk at approximately $3.0 billion

(approximately (pounds)2.1 billion) and the enterprise value of Niagara Mohawk at approximately $8.9 billion ((pounds)6.1 billion), including net debt of approximately $5.9 billion ((pounds)4.0 billion) as at 30 June 2000.

Based on the closing price of a National Grid ordinary share of 560p and an exchange rate of $1.46:(pounds)1 on 4 September 2000 and assuming National Grid does not exercise its right to increase the cash proportion of the consideration, National Grid would issue approximately 248 million new ordinary shares of National Grid representing approximately 14 per cent. of National Grid's enlarged share capital. On the same basis, the number of new ordinary shares of National Grid which could be issued under the collar structure would be between approximately 199 million and 312 million, representing between approximately 12 per cent. and 17 per cent. of National Grid's enlarged share capital.

The Acquisition is subject to a number of conditions, including regulatory and other consents and approvals in the US, the sale of Niagara Mohawk's nuclear facilities or other satisfactory arrangements being reached and the approval of the shareholders of both National Grid and Niagara Mohawk. The Acquisition is expected to complete by late 2001. Upon Completion, Niagara Mohawk will become a wholly-owned subsidiary of New National Grid.

Rothschild is advising National Grid and Niagara Mohawk is being advised by Donaldson, Lufkin & Jenrette Securities Corporation. Merrill Lynch International and Credit Suisse First Boston are brokers to National Grid.

2. Background to and reasons for the Acquisition

Rationale for entry into the US

In December 1998, National Grid announced its entry into the US electricity market with the acquisition of NEES, one of the leading transmission and distribution businesses in the Northeast US. The US market provided an attractive market for investment as it allowed National Grid to exploit its core infrastructure management skills in the world's largest energy market and offered the opportunity for earning higher returns than are achievable in the UK.

NEES, with its strong operational track record, was considered by National Grid to provide a high quality management team and an excellent platform from which to expand the US business given the high degree of fragmentation in the Northeast.

The success of National Grid's US strategy to date has been demonstrated by:

o the negotiation of ground breaking long term regulatory settlements in Massachusetts and Rhode Island, which provide incentives for efficient management and higher service quality; and

o the successful follow-on acquisition of EUA and its integration into the National Grid USA business ahead of schedule, delivering integration savings of approximately 10 per cent. of the combined controllable cost base of NEES and EUA (over 50 per cent. more savings than originally estimated) and with projected further efficiency savings of some 20 per cent. of the combined controllable cost base by 2003/4. Assuming achievement of these savings, National Grid's annual pre tax return on investment will be 10.5 per cent. by that date.

National Grid now expects the acquisitions of NEES and EUA to be earnings enhancing after the amortisation of goodwill for the year ending 31 March 2001, a year earlier than expected at the time of announcement of the acquisitions of NEES and EUA.

National Grid's stated strategy has been to build upon this platform and it has continued to seek other acquisition opportunities where it can utilise its proven management team and integration skills to develop its US business further.

Attractions of Niagara Mohawk

National Grid believes that Niagara Mohawk represents an attractive next step in achieving National Grid's strategy and offers an outstanding opportunity for National Grid. Niagara Mohawk is the second largest combined electricity and gas utility in New York State, focused primarily on transmission and distribution with limited non-core businesses. Niagara Mohawk has sold or has agreements to sell all of its non-nuclear generation capacity in the US and is currently in the process of selling its nuclear generation interests. This sale process is expected to be concluded before Completion.

Niagara Mohawk's electricity system, which interconnects with National Grid USA's system, consists of over 9,000 miles of transmission lines and 118,000 miles of distribution networks. In terms of customer numbers, Niagara Mohawk is of a similar size to National Grid USA, serving in excess of 1.5 million electricity customers. Niagara Mohawk is also the third largest gas local distribution company in New York State, serving over 540,000 gas customers.

Niagara Mohawk also benefits from having negotiated a restructuring of power purchase contracts representing approximately 80 per cent. of its above market costs and a five year electricity rate plan with the New York Public Service Commission. The agreements put in place, which opened Niagara Mohawk's market to retail competition and provided for reductions in residential, commercial and industrial rates, provide for the recovery of the vast majority of Niagara Mohawk's stranded costs and enable it to recover fully market energy and capacity costs from customers from September 2001. A three year gas rate agreement was approved in July 2000 providing for certainty of rates, the pass through of commodity and transportation costs to customers and the possibility of improved returns on investment.

For the year ended 31 December 1999, Niagara Mohawk reported earnings before interest, tax and depreciation of $1.3 billion on revenues of $4.1 billion and had net assets of $3.0 billion as at that date. Further details of Niagara Mohawk's business are set out in Appendix III.

3. Benefits of the Acquisition

The Acquisition provides a major opportunity for National Grid to create further value in a number of areas.

Integration cost savings

Following Completion, Niagara Mohawk will be integrated into National Grid USA. As a result National Grid expects to achieve annual integration cost savings of approximately $90 million through the rationalisation of overlapping functions, principally in the administration area. This level of savings represents some 10 per cent. of the combined electricity controllable cost base of National Grid USA and Niagara Mohawk. The savings are projected to be achieved within four years of Completion with savings of approximately 50 per cent. of this amount achieved in the first full financial year. This level of integration cost savings is consistent with those achieved on the integration of NEES and EUA.

Niagara Mohawk's existing regulatory settlements provide for the retention of the savings associated with an acquisition or merger for a period of five years from Completion up to the amount of the acquisition premium paid. In addition, National Grid USA's long term regulatory settlements in Massachusetts and Rhode Island provide for the retention of a substantial share of any cost reductions in its New England operations.

Improved operating performance

National Grid believes that it will create significant value for shareholders by transferring to Niagara Mohawk its proven skills in delivering cost efficiencies and providing high quality services. National Grid USA currently ranks as one of the most efficient electricity utilities in the Northeast US on a number of cost measures.

Niagara Mohawk's higher cost structure offers the opportunity for National Grid to enhance Niagara Mohawk's performance in the core transmission and distribution business. National Grid's aim is to raise Niagara Mohawk's operating performance over time so that it is more in line with that planned to be achieved by National Grid USA. However, because of Niagara Mohawk's different operating environment, National Grid does not expect to achieve these enhancements as quickly as is projected with National Grid USA. In addition, National Grid USA will work with New York regulators to structure long term rate plans that benefit customers and shareholders and include incentives for cost control and good customer service.

Creation of a substantial US business

The acquisition of Niagara Mohawk is National Grid's third US acquisition and is a further major step in achieving National Grid's US strategy. The acquisition of Niagara Mohawk will more than double the size of National Grid's US operations:

o creating the most extensive transmission network and the second largest distribution business in the Northeast US;

o     creating the ninth largest electricity utility in the US; and

o improving the profile of the enlarged National Grid group with more than half the group's operating profits post Completion being derived from the US, where National Grid is able to achieve higher returns on investment than in the UK.

Additional upside opportunities

The Acquisition also provides opportunities to develop the transmission business. The transmission networks of National Grid USA and Niagara Mohawk are interconnected. After the Acquisition the enlarged National Grid group will be the owner and operator of the most extensive transmission network in the Northeast US, supporting FERC's vision of transmission being operated independently from market participants and on a regional basis.

The Acquisition will pool the two businesses' skills and experience of operating reliable transmission networks. In addition, it offers opportunities for delivering greater value to customers and shareholders under the incentive based rate structures considered by FERC for regional transmission organisations in its Order 2000 earlier this year.

There is further potential upside from:

o the opportunity to extend National Grid USA's existing dark fibre telecommunications business into Niagara Mohawk's service territory; and

o Niagara Mohawk's minority investment in Telergy, a competitive local exchange carrier which, in contrast to National Grid's existing telecommunications business, provides integrated broadband telecommunications services to large corporates and other carriers in the Northeast US. Telergy has proposed to list its shares through an initial public offering.

Financial impact

The Acquisition is expected to enhance earnings per share after the amortisation of goodwill in the first full financial year after Completion, and also substantially to enhance cash flow per share immediately following Completion.

Following Completion, National Grid's interest cover (excluding exchangeable bond interest and before amortisation of goodwill) is expected to fall to 2.5 times in 2002/03, before rising steadily to 3 times within three years post Completion. National Grid believes this level of cover is comfortable given the cash generative nature of the enlarged National Grid group and the value of National Grid's investment in Energis. The enlarged National Grid group will have strong operational cash flows allowing it to meet its operating and financing requirements.

4. Board, management and employees

Board and management

A Joint Integration Committee of National Grid USA and Niagara Mohawk, chaired by Rick Sergel, will be set up immediately to ensure a smooth transition in the period between announcement and Completion.

National Grid's management is confident that the good relationship that has been established between the management teams of Niagara Mohawk and National Grid will assist in the negotiation of the regulatory approval process and the subsequent integration phase. In addition, the experience of Niagara Mohawk's management team of operating in New York State will strengthen further National Grid USA's management team.

Following Completion, Rick Sergel will continue as President and Chief Executive Officer of the enlarged National Grid USA. William E. Davis, Chairman and Chief Executive Officer of Niagara Mohawk, will be appointed Chairman of National Grid USA and will join the National Grid board as an executive director for two years to ensure a smooth transition and rapid integration. In addition one of Niagara Mohawk's non-executive directors will join the National Grid board as a non-executive director.

Upon Completion, National Grid USA will be organised as two geographic divisions covering New York and New England. The New York division will be managed from Syracuse, which will continue to be the headquarters of Niagara Mohawk. In addition, following Completion a New York Advisory Board comprising Niagara Mohawk non-executive directors will be established for two years.

Employees

It is anticipated that career opportunities for employees of the enlarged National Grid group will be enhanced as a result of the Acquisition and both sets of employees will benefit from potential transfers within the enlarged National Grid group. National Grid has confirmed that all Niagara Mohawk's employment agreements will be honoured.

5. Terms of the Acquisition

Acquisition terms

The Acquisition will be effected in accordance with the terms of the Merger Agreement, a brief description of the principal terms and conditions of which are set out in Appendix I. Under the terms of the Merger Agreement, Niagara Mohawk shareholders will be entitled to receive consideration of $19.00 per Niagara Mohawk Share (subject to adjustment as described below).

Niagara Mohawk shareholders will be able to elect to receive their consideration in cash, New National Grid Shares or a combination thereof, subject to the aggregate cash consideration offered to all Niagara Mohawk shareholders being at least $1.0 billion.

The consideration of $19.00 per Niagara Mohawk Share will remain fixed if the Reference Price, as defined below, is between $32.50 and $51.00 (equivalent to between 446p and 699p per National Grid ordinary share based on an exchange rate of $1.46:(pounds)1 on 4 September 2000). If the reference price is above $51.00 or below $32.50, the consideration will be increased by two-thirds of the percentage of the increase in the Reference Price over $51.00 or decreased by two-thirds of the percentage of the decrease in the Reference Price below $32.50 respectively.

The "Reference Price" will be calculated by reference to the average closing mid-market price of a National Grid ordinary share (multiplied by five and converted into US dollars at the exchange rate for each day) for 20 trading days selected at random from the 40 trading days ending on the tenth trading day prior to Completion.

No fractions of New National Grid Shares will be issued in connection with the Acquisition. Niagara Mohawk shareholders who would otherwise have been entitled to receive a fraction of a New National Grid Share in the Acquisition will receive cash, in lieu of such fraction.

The terms of the Acquisition:

o value each Niagara Mohawk Share at $19.00 (subject to adjustment as described above);

o value the equity of Niagara Mohawk at approximately $3.0 billion (approximately (pounds)2.1 billion) and the enterprise value of Niagara Mohawk at approximately $8.9 billion (approximately (pounds)6.1 billion), including net debt of approximately $5.9 billion (approximately (pounds)4.0 billion) as at 30 June 2000;

o represent a 37 per cent. premium to the closing price of $13.875 per Niagara Mohawk Share on 1 September 2000 (the last trading day in the US prior to the execution of the Merger Agreement) and a 36 per cent. premium to the three month average closing price per Niagara Mohawk Share; and

o represent a multiple of 6.9x Niagara Mohawk's earnings before interest, tax and depreciation for the year ended 31 December 1999 and 1.0x Niagara Mohawk's book value as at that date.

Consideration Election and Cash Increase

Under the terms of the Merger Agreement, Niagara Mohawk shareholders will be able to elect whether they receive New National Grid Shares or cash or a combination of both as consideration (a "Consideration Election") subject to the aggregate limitations described above.

In the event that no election is received from a Niagara Mohawk shareholder, National Grid may, at its sole discretion, determine the allocation of cash and New National Grid Shares received by such Niagara Mohawk shareholder.

In addition, based on the outcome of these elections, National Grid may, at its sole discretion, reduce the total number of New National Grid Shares to be issued and increase the cash component of the consideration to satisfy in full or in part the elections made by Niagara Mohawk shareholders to receive cash (the "Cash Increase").

Accordingly, the ability of National Grid to satisfy each Consideration Election will depend on other Niagara Mohawk shareholders making offsetting elections and on the extent, if any, of the Cash Increase. National Grid will, so far as possible, pay Niagara Mohawk shareholders in the proportion of cash and New National Grid Shares for which they elect. To the extent that elections cannot be satisfied in full, they will be scaled down on a pro rata basis.

6. Financing the Acquisition

Under the terms of the Merger Agreement, the total consideration payable is $3.0 billion of which, assuming National Grid does not elect to increase the aggregate cash consideration, approximately $1.0 billion will be satisfied in cash provided from borrowings or cash resources. The balance of the consideration will be satisfied by the issue of New National Grid Shares to Niagara Mohawk shareholders.

The number of New National Grid Shares to be issued will be calculated based on the Reference Price and is subject to the collar described above such that the maximum number of new ordinary shares of National Grid to be issued is approximately 312 million, representing approximately 17 per cent. of National Grid's enlarged share capital. Assuming National Grid does not exercise its right to increase the cash proportion of the consideration, the minimum number of new ordinary shares of National Grid to be issued is approximately 199 million, representing approximately 12 per cent. of National Grid's enlarged share capital.

Based on the closing price of a National Grid ordinary share of 560p on 4 September 2000 National Grid would issue approximately 248 million New National Grid Shares representing approximately 14 per cent. of National Grid's enlarged share capital.

The number of New National Grid Shares which are issued will also be affected by any adjustment to the proportion of the consideration which is paid in cash.

7. Scheme of Arrangement

To implement the Acquisition, it is intended that prior to Completion National Grid will effect a Scheme of Arrangement under which New National Grid will become the holding company of National Grid, and National Grid shareholders will receive, in exchange for their ordinary shares in National Grid, new shares issued by New National Grid having the same economic and voting rights. The shares issued by New National Grid will be listed on the London and New York Stock Exchanges with ADSs representing such shares being listed on the New York Stock Exchange following which the ordinary shares in National Grid will be de-listed.

The Scheme of Arrangement is subject to, inter alia, the approval of National Grid shareholders and the sanction of the High Court in London. Under the terms of the Merger Agreement, if the Scheme of Arrangement does not become effective, the Acquisition will proceed using an alternative structure to be agreed between National Grid and Niagara Mohawk which substantially preserves the economic benefits of the Acquisition for both parties and Niagara Mohawk shareholders.

Further information regarding the Scheme of Arrangement will be provided in due course.

8. Approvals and consents

Shareholder approvals

(a) National Grid

The Acquisition is subject to approval by a majority of National Grid shareholders at an EGM. The Merger Agreement is conditional upon such approval being obtained and the satisfaction or waiver of the other conditions in such agreement.

A circular relating to the Acquisition will be despatched to National Grid shareholders as soon as practicable. This circular will include notice of an EGM and full details of the Acquisition and will specify the necessary actions to be taken by National Grid shareholders to approve the Acquisition.

(b) Niagara Mohawk

The Acquisition is also subject to approval by the holders of a majority of votes entitled to be cast by all the holders of Niagara Mohawk Shares and the Merger Agreement is conditional upon such approval being obtained.

A combined prospectus and proxy statement relating to the Acquisition will be mailed to Niagara Mohawk shareholders as soon as practicable after the SEC has completed its review. The proxy statement will contain a notice convening a meeting of Niagara Mohawk shareholders at which they will be asked to approve the Acquisition.

Regulatory consents and timing

The Acquisition cannot be completed until a number of conditions have been satisfied, which include the granting of regulatory and other consents and approvals in the US. The principal regulatory approvals required are approval by the SEC and by the Federal Energy Regulatory Commission together with certain approvals from the New York Public Service Commission. The Acquisition also requires clearance under US anti-trust laws.

The Acquisition will become effective at the time when a certificate of merger is delivered for filing with the Department of State in the State of New York and the Secretary of State of the State of Delaware, which is expected to occur by late 2001.

Settlement, Listing and Dealing

National Grid is currently listed on the London and New York Stock Exchanges. National Grid will be seeking a listing on the London and New York Stock Exchanges for the New National Grid Shares.

Further details on settlement, listing and dealings will be included in the documents to be sent to National Grid and Niagara Mohawk shareholders.

9. Recommendation

The Board of Directors of National Grid, which has been advised by Rothschild, considers the Acquisition to be in the best interests of National Grid and its shareholders as a whole. In giving its advice, Rothschild has relied upon the views of the Board of Directors of National Grid of the commercial merits of the Acquisition. The Directors of National Grid intend unanimously to recommend its shareholders to vote in favour of the resolution to be proposed at the EGM to approve the Acquisition, as they intend to do in respect of their own beneficial holdings.

The Board of Niagara Mohawk has unanimously approved the Acquisition and intends to recommend that Niagara Mohawk shareholders vote in favour of the resolutions to be proposed at the shareholder meeting of Niagara Mohawk to approve the Acquisition. Donaldson, Lufkin & Jenrette Securities Corporation, which is acting as financial adviser to Niagara Mohawk, has provided an opinion to the Board of Directors of Niagara Mohawk that the consideration for the Acquisition is fair from a financial point of view to the shareholders of Niagara Mohawk.

10. Other

For ease of reference, in this document, all currency conversions between pounds sterling and US dollars have been made at a rate of $1.46:(pounds)1.00.

Enquiries

National Grid Group plc                                            020 7312 5600

David Jones                    Chief Executive
Stephen Box                    Finance Director
Susan Stevens                  Director of Group Corporate Affairs
Jill Sherratt                  Investor Relations Manager
Fred Mason                     Vice President, Corporate Communications,
                               National Grid USA                001 508 389 3568

Niagara Mohawk                                                  001 315 474 1511

William E. Davis               Chairman of the Board and Chief Executive Officer
William F. Edwards             Senior Vice President and Chief Financial Officer
Joseph M. Russo                Vice President, Public Affairs and Corporate
                               Communications
Leon Mazur                     Director, Investor Relations

Rothschild

UK                                                                 020 7280 5000
Nicholas Wrigley               Managing Director, Investment Banking
James Douglas-Hamilton         Director, Investment Banking

US                                                              001 212 403 3500
Yves-Andre Istel               Vice Chairman
Kevin Joyce                    Director
Matthew Savage                 Director

Citigate Dewe Rogerson                                             020 7638 9571

Anthony Carlisle
Duncan Murray

DLJ                                                             001 212 892 3000

Michael Ranger                 Managing Director
Gavin Wolfe                    Vice President

This announcement does not constitute an offer or invitation to purchase securities.

These materials contain certain statements that are neither reported financial results nor other historic information. These statements are forward looking statements within the meaning of the safe-harbor provisions of the U.S. federal securities laws. Because these forward-looking statements are subject to risks and uncertainties, actual future results may differ materially from those expressed in or implied by the statements. Many of these risks and uncertainties relate to factors that are beyond the companies' ability to control or estimate precisely, such as future market conditions, currency fluctuations, the behaviour of other market participants, the actions of governmental regulators and other risk factors detailed in National Grid's and Niagara Mohawk's reports filed with the SEC. Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date of this document. The companies do not undertake any obligation to publicly release any revisions to these forward-looking statements to reflect events or circumstances after the date of these materials.

In connection with the Acquisition, National Grid and Niagara Mohawk will file a combined proxy statement and prospectus with the SEC. Investors are urged to read the combined proxy statement and prospectus and other documents filed with the SEC when they become available, because they will contain important information concerning the transaction. Investors will be able to obtain a free copy of the combined proxy statement and prospectus (when available) and other documents filed by National Grid and Niagara Mohawk at the SEC's website, http://www.sec.gov or at the SEC's public reference room at 450 Fifth Street, N.W., Washington, D.C. 20459. In addition, documents filed by Niagara Mohawk with the SEC can be obtained by contacting: Leon Mazur, Niagara Mohawk Holdings, Inc. 300 Erie Boulevard West, Syracuse, NY 13202, telephone: 001 315 474 1511. Documents filed with the SEC by National Grid can be obtained by contacting:
David Forward, National Grid Group plc, 15 Marylebone Road, London NW1 5JD, telephone: 020 7312 5600.

Niagara Mohawk, its directors, executive officers and certain other members of Niagara Mohawk management and employees may be soliciting proxies from Niagara Mohawk shareholders in favour of the Acquisition. Information concerning the participants will be set forth in the combined proxy statement and prospectus when it is filed with the SEC.

N M Rothschild & Sons Limited, which is regulated in the UK by The Securities and Futures Authority Limited, is acting exclusively for National Grid and no one else in connection with the Acquisition and will not be responsible to anyone other than National Grid for providing the protections afforded to their customers or for giving advice in relation to the Acquisition.

                                   APPENDIX I

                       SUMMARY OF PRINCIPAL CONDITIONS OF
                              THE MERGER AGREEMENT

1. Introduction

The Merger Agreement sets out the conditions to Completion. It also contains certain termination rights, mutual representations and warranties and various covenants, including certain limitations on the operation of the business of Niagara Mohawk in the period prior to Completion.

2. Principal Conditions

The principal conditions to Completion that must be satisfied or waived include the receipt by National Grid of approval of its shareholders for both the Scheme of Arrangement and the Acquisition and receipt by Niagara Mohawk of approval of its shareholders for the Acquisition, as well as receipt of certain regulatory approvals and the absence of any governmental order prohibiting Completion. The principal regulatory approvals required in the US include approval by the New York Public Service Commission, the SEC under the Public Utility Holding Company Act of 1935, the Federal Energy Regulatory Commission under the Federal Power Act and the Federal Communications Commission. The Acquisition also requires clearance under US antitrust laws. In the UK, the Scheme of Arrangement must be sanctioned by the High Court.

The Agreement requires that prior to Completion, Niagara Mohawk's nuclear generation interests shall have been sold , and that sale itself requires approval of the New York Public Service Commission and the US Nuclear Regulatory Commission. If it appears that the sale of Niagara Mohawk's nuclear generation interests may be delayed beyond the term of the Agreement, but is likely to occur, National Grid and Niagara Mohawk agree to consider alternative arrangements for the Niagara Mohawk nuclear generation interests in order to permit Completion.

It is a condition to Completion that the required regulatory approvals, including the approvals of the sale of Niagara Mohawk's nuclear generation interests or other arrangement and a determination of the level of allowed recovery of stranded costs from such sale, do not have a material adverse effect on Niagara Mohawk.

3. Termination Rights

National Grid and Niagara Mohawk can jointly agree to terminate the Merger Agreement at any time. The Merger Agreement requires National Grid and Niagara Mohawk to complete the Acquisition unless any one of the conditions to Completion is not satisfied or waived by 31

December 2001. This date may be extended to 31 March 2002, if on 31 December 2001, the only conditions to Completion are the receipt of certain regulatory approvals and the completion of the sale of Niagara Mohawk's nuclear generation interests; provided that in the latter case, Niagara Mohawk must have entered into a definitive agreement with a third party relating to such sale. The date may then be further extended to 31 August 2002 if the only unsatisfied conditions to Completion are the receipt of regulatory approvals for, and the closing of, the sale of Niagara Mohawk's nuclear generation interests.

The Merger Agreement may also be terminated by either National Grid or Niagara Mohawk (i) as a result of material breach of the Merger Agreement by the other party, (ii) if either of such parties fails to obtain approval of its shareholders, (iii) if the Board of Directors of the other party withdraws its recommendation with respect to the Acquisition or (iv) if a court of competent jurisdiction issues an order preventing or prohibiting the Acquisition.

In addition to these termination rights, the Merger Agreement may be terminated by Niagara Mohawk prior to obtaining the approval of its shareholders if its Board of Directors determines, in certain circumstances, that its fiduciary obligations require Niagara Mohawk to terminate the Agreement as a result of a more favorable acquisition proposal from a third party.

4. Effect of Termination in Certain Circumstances

Niagara Mohawk is required to make a payment to National Grid in the amount of $150 million plus National Grid's out-of-pocket expenses up to $10 million as National Grid's exclusive remedy if the Merger Agreement is terminated for any of the following reasons:

- Niagara Mohawk terminates the Merger Agreement prior to obtaining Niagara Mohawk shareholder approval of the Acquisition because its Board of Directors has determined that Niagara Mohawk's fiduciary obligations require it to accept an alternative acquisition proposal;

- the Niagara Mohawk Board of Directors withdraws its recommendation for approval of the Acquisition prior to obtaining Niagara Mohawk shareholder approval of the Acquisition;

- Niagara Mohawk shareholders fail to approve the Acquisition while an alternative acquisition proposal is outstanding and Niagara Mohawk enters into a definitive agreement with respect to the alternative acquisition proposal within two years;

- National Grid terminates the Merger Agreement because Niagara Mohawk has materially breached a representation, warranty or covenant of the Merger Agreement while an alternative acquisition proposal is outstanding and Niagara Mohawk enters into a definitive agreement with respect to the alternative acquisition proposal within two years; and

- Niagara Mohawk terminates the Merger Agreement because Completion has not occurred by 31 December 2001, subject to any extensions made in the manner described above, and at the time of such termination an alternative acquisition proposal is outstanding and Niagara Mohawk enters into a definitive agreement with respect to the alternative acquisition proposal within two years (provided that if the failure to close while an alternative acquisition proposal is outstanding is solely the result of failure to complete the sale of Niagara Mohawk's nuclear generation interests, the fee will become payable if Niagara Mohawk enters into a definitive agreement regarding the alternative acquisition proposal within one year).

National Grid is required to make a payment to Niagara Mohawk in the amount of $150 million plus Niagara Mohawk's out-of-pocket expenses up to $10 million as Niagara Mohawk's exclusive remedy if the National Grid Board of Directors withdraws its recommendation for the Acquisition prior to obtaining the National Grid shareholder approval for the Acquisition.

In the event of a wilful breach of the Merger Agreement by one party, the breaching party may also be liable for damages for breach of contract.

                                   APPENDIX II

                          INFORMATION ON NATIONAL GRID

Business description

National Grid's principal business is the transmission of electricity. It owns, operates and maintains the high voltage network in England and Wales, which connects generators with major customers and regional electricity companies. National Grid also owns and operates interconnectors which enable electricity to be transferred between the England and Wales market and Scotland and France. National Grid is listed on the London and New York Stock Exchanges with a current market capitalisation of (pounds)8.3 billion ($12.1 billion). National Grid ordinary shares are tradeable on the New York Stock Exchange in the form of ADSs, each of which represents five National Grid ordinary shares.

In addition, National Grid holds a 36 per cent. economic interest in Energis, which operates a national telecommunications network and provides a range of communications and information services. Energis has a current market capitalisation of (pounds)10.5 billion ($15.3 billion).

As the liberalisation of international electricity and telecommunications industries continues, National Grid has sought investment opportunities overseas where it can utilise its existing assets, skills and resources to improve returns for shareholders.

On 22 March 2000 National Grid completed the acquisition of NEES. This acquisition provided National Grid with a regional platform for growth in the US and was followed on 19 April 2000 with the completion of the acquisition of EUA, together forming National Grid USA. National Grid USA now delivers electricity to approximately 1.7 million residential, commercial, industrial and municipal customers in Massachusetts, Rhode Island and New Hampshire. National Grid USA's subsidiaries own and operate approximately 3,000 miles of transmission lines and 28,000 miles of distribution lines in New England.

National Grid has a 42.5 per cent. interest in a joint venture which has a majority stake in the principal Argentine transmission system. In another joint venture, National Grid supplies electricity to the mines of the Zambian Copperbelt. In Brazil, National Grid owns 50 per cent. of Intelig, Brazil's second national and international telecommunications service provider. National Grid also owns a telecommunications company in the US, NEESCom, and is working with Energis in the creation of an alternative national telecommunications network in Poland. National Grid has a shareholding in Manquehue net, a telecommunications company based in Santiago, Chile. National Grid also has a 50 per cent. shareholding in Southern Cone Communications which is developing a telecommunications network in Argentina with a spur to Chile.

The following information is extracted from National Grid's annual report for the year ended 31 March 2000:

                  Group historical cost profit and loss account
                                    (UK GAAP)

                                                                             Year ended     Year ended
                                                                               31 March       31 March     Year ended
                                                                                   1998           1999       31 March
                                                                             (restated)     (restated)           2000
                                                                             (pounds)'m     (pounds)'m     (pounds)'m
Group turnover
- Continuing operations                                                         1,519.3        1,514.2        1,578.5
- Discontinued operations                                                          90.1             --             --
- Acquisition                                                                        --             --           36.2
                                                                                -------------------------------------
                                                                                1,609.4        1,514.2        1,614.7
Operating costs                                                                (1,074.9)        (937.5)       1,042.6)
Operating profit/(loss)
- Continuing operations                                                           562.9          576.7          569.4
- Discontinued operations                                                         (28.4)            --             --
- Acquisition                                                                        --             --            2.7
                                                                                -------------------------------------
                                                                                  534.5          576.7          572.1
Share of joint ventures' and associate's operating profit/(loss)                    1.3            0.7          (33.5)
                                                                                -------------------------------------
Total operating profit                                                            535.8          577.4          538.6
Exceptional items                                                                 107.1          839.2        1,027.3
Net interest                                                                      (61.7)        (118.5)         (64.9)
                                                                                -------------------------------------
Profit on ordinary activities before taxation                                     581.2        1,298.1        1,501.0
Taxation
- Excluding exceptional items                                                    (133.5)        (120.3)        (123.1)
- Exceptional items                                                                  --         (162.8)        (229.5)
                                                                                -------------------------------------
                                                                                 (133.5)        (283.1)        (352.6)
Profit on ordinary activities after taxation                                      447.7        1,015.0        1,148.4
Dividends
- Ordinary                                                                       (189.2)        (192.0)        (205.5)
- Special                                                                        (768.6)            --             --
                                                                                -------------------------------------
                                                                                 (957.8)        (192.0)        (205.5)
                                                                                -------------------------------------
Retained profit / (loss)                                                         (510.1)         823.0          942.9
                                                                                =====================================

Basic earnings per ordinary share:
                                                                                   20.2p          23.3p          24.3p
-excluding exceptional items and goodwill amortisation
-excluding exceptional items, goodwill amortisation and telecom
start-up losses                                                                    20.6p          24.6p          28.3p

                   Summary group historical cost balance sheet
                                    (UK GAAP)

                                                                             At 31 March
                                                                                    1999  At 31 March
                                                                              (restated)         2000
                                                                              (pounds)'m   (pounds)'m
Fixed assets
Intangible assets                                                                   15.1        844.7
Tangible assets                                                                  3,099.4      4,938.3
Investments                                                                        233.1        519.0
                                                                      -------------------------------
                                                                                 3,347.6      6,302.0

Current assets                                                                   1,746.3      2,464.8
Creditors (amounts falling due within one year)                                 (1,414.9)    (1,861.1)
                                                                      -------------------------------
Net current assets                                                                 331.4        603.7

Total assets less current liabilities                                            3,679.0      6,905.7
Creditors (amounts falling due after more than one year)                        (1,680.9)    (3,500.2)
Provisions for liabilities and charges                                             (45.6)      (461.4)
                                                                      -------------------------------

Net assets employed                                                              1,952.5      2,944.1
                                                                      ===============================

Capital and reserves
Called up share capital                                                            173.9        174.7
Share premium account                                                              246.5        274.7
Profit and loss account                                                          1,532.1      2,459.6
                                                                      -------------------------------
Shareholders' funds                                                              1,952.5      2,909.0
Minority interests                                                                    --         35.1
                                                                      -------------------------------
                                                                                 1,952.5      2,944.1
                                                                      ===============================

                                  APPENDIX III

                          INFORMATION ON NIAGARA MOHAWK

Business description

Niagara Mohawk is an exempt holding company whose principal subsidiary, Niagara Mohawk Power Corporation, is a regulated electricity and gas utility serving more than 1.5 million electricity customers and over 0.5 million gas customers in the areas of central, northern and western New York State. Niagara Mohawk's electricity system consists of over 9,000 miles of transmission lines and 118,000 miles of distribution networks.

The company has sold or has agreements to sell all of its non-nuclear generation capacity in the US and is currently in the process of selling its nuclear generation interests. Niagara Mohawk owns Nine Mile Point Nuclear Station Units 1 (100 per cent. ownership) and 2 (41 per cent. ownership).

The company has opened its market to retail competition and has reached an agreement with the New York Public Service Commission for the recovery of the vast majority of its stranded costs.

Niagara Mohawk is also the third largest gas local distribution company in New York State serving over 540,000 residential and business customers on a retail basis as well as a growing number of customers for whom Niagara Mohawk transports gas that they purchase directly from suppliers.

In addition, Niagara Mohawk has investments in telecommunications (Telergy), energy-related and services businesses and a 50 per cent. interest in Canadian Niagara Power, an Ontario based utility.

For the year ended 31 December 1999, Niagara Mohawk reported earnings before interest, tax and depreciation of $1.3 billion on revenues of $4.1 billion. As at 31 December 1999 Niagara Mohawk had audited net assets of $3.0 billion.

The following financial information is extracted from Niagara Mohawk's annual report for the year ended 31 December 1999; it is not considered indicative of Niagara Mohawk's expected contribution to National Grid's earnings post
Completion:

                    Summary Statements of Consolidated Income
                                    (US GAAP)

                                                                Year ended     Year ended      Year ended
                                                               31 December    31 December     31 December
                                                                      1997           1998            1999
                                                                       $'m            $'m             $'m
Operating revenues:
Electric                                                             3,396          3,390           3,465
Gas                                                                    681            601             611
Other                                                                    2              1               8
                                                                 ----------------------------------------
                                                                     4,079          3,992           4,084
Operating expenses:
Electricity purchased                                                1,323          1,138           1,013
Fuel for electric generation                                           179            240             190
Gas purchased                                                          372            308             298
Other operation and maintenance                                        846            948             911
PowerChoice charge                                                      --            263              --
Amortisation of the MRA regulatory asset                                --            129             386
Depreciation and amortisation                                          340            356             345
Other taxes                                                            472            461             415
                                                                 ----------------------------------------
Total operating expenses                                             3,532          3,843           3,558
Operating income                                                       547            149             526
Other income                                                            37             61               4
                                                                 ----------------------------------------
Income before interest charges                                         584            210             530
Interest charges and preferred dividends                               274            397             485
Preferred dividend requirement of subsidiary                            37             37              37
                                                                 ----------------------------------------
Income (loss) before federal and foreign income taxes                  273           (224)              8
Federal and foreign income taxes                                       127            (67)             19
                                                                 ----------------------------------------
Income (loss) before extraordinary item                                146           (157)            (11)
Extraordinary item                                                      --             --             (24)
                                                                 ----------------------------------------
Net income (loss)                                                      146           (157)            (35)
                                                                 ========================================

Earnings per average common share before extraordinary item         $ 1.01         $(0.95)         $(0.06)

                       Summary consolidated balance sheet
                                    (US GAAP)

                                                  At 31 December  At 31 December
                                                           1998             1999
                                                            $'m              $'m
Assets
Net utility plant                                         6,878            5,888
Other property and investments                              411              485
Current assets                                              970              674
Regulatory assets                                         5,468            5,518
Other assets                                                134              105
                                                  ------------------------------
Total assets                                             13,861           12,670
                                                  ==============================

Liabilities and capitalisation
Capitalisation
Common stockholders' equity                               3,170            2,976
Preferred stock of subsidiary:
Not subject to mandatory redemption                         440              440
Subject to mandatory redemption                              69               61
Long-term debt                                            6,417            5,043
                                                  ------------------------------
Total capitalisation                                     10,096            8,520
Current liabilities                                         843            1,118
Regulatory and other liabilities                          2,702            2,792
Commitments and contingencies                               220              240
                                                  ------------------------------
Total liabilities and capitalisation                     13,861           12,670
                                                  ==============================

                                   APPENDIX IV

                                   DEFINITIONS

The following definitions apply throughout this press release unless the context requires otherwise:

"Acquisition"                 the acquisition of Niagara Mohawk by National Grid
                              pursuant to the Merger Agreement

"Completion"                  the closing of the Acquisition following
                              satisfaction or waiver of the conditions attaching to the Acquisition and the delivery of a certificate of merger for filing with the Department of State of the State of New York and the Secretary of State of the State of Delaware

"EGM" the extraordinary general meeting of National Grid to be convened for the purpose of seeking approval for the Acquisition

"Energis"                     Energis plc, an associate of National Grid
                              involved in the provision of telecommunications services

"EUA"                         Eastern Utilities Associates

"London Stock Exchange"       London Stock Exchange plc

"Merger Agreement"            the Agreement and Plan of Merger and Scheme
                              of Arrangement dated 4 September 2000 entered into between National Grid, New National Grid, Grid
                              Delaware, Inc., a direct wholly owned subsidiary of New National Grid, and Niagara Mohawk

"National Grid"               National Grid Group plc

"NEES"                        New England Electric System

"New National Grid"           New National Grid Limited, which will re-register
                              as a public limited company and following implementation of the Scheme of Arrangement will be the new holding company of National Grid

"New National Grid Shares"    new ordinary shares issued by New National Grid in
                              the form of American Depositary Shares of New
                              National Grid ("ADSs"), each of which will represent five ordinary shares in New National
                              Grid. Such ADSs will be evidenced by American
                              Depositary Receipts of New National Grid, each representing any number of underlying ADSs

"Niagara Mohawk"              Niagara Mohawk Holdings, Inc.

"Niagara Mohawk shareholders" holders of Niagara Mohawk Shares

"Niagara Mohawk Shares"       shares of Niagara Mohawk

"Rothschild"                  N M Rothschild & Sons Limited and Rothschild Inc.

"Scheme of Arrangement"       a scheme of arrangement pursuant to section 425 of
                              the Companies Act 1985

"SEC"                         the US Securities and Exchange Commission

"UK"                          the United Kingdom

"US" the United States of America, its territories and possessions, any state of the United States of America and the District of Columbia, and all other areas subject to its jurisdiction

"$"                           US dollar

      THE FOLLOWING IS A PRESENTATION GIVEN BEGINNING ON SEPTEMBER 5, 2000


                              [LOGO] National Grid

[LOGO] National Grid

Niagara [LOGO] Mohawk

                                   [GRAPHIC]

                                   DAVID JONES
                              GROUP CHIEF EXECUTIVE

                                   [GRAPHIC]

                                                            [LOGO] National Grid

                                                           Niagara [LOGO] Mohawk

Agenda

David Jones                   : Headlines
Group Chief Executive

Mike Jesanis                  : Niagara Mohawk - the business
CFO, National Grid USA

Stephen Box                   : Deal structure and valuation
Group Finance Director

David Jones                   : Summary
Group Chief Executive

                                                            [LOGO] National Grid

                                                           Niagara [LOGO] Mohawk

US opportunity

o     Discussions with Niagara Mohawk started December 1999

o     US market attractive

o Opportunities to improve shareholder returns Incentive based regulation Synergy benefits of consolidating acquisitions Rationalisation of transmission networks

o     Opportunity to exploit UK expertise

NEES the right entry point

                                                            [LOGO] National Grid

                                                           Niagara [LOGO] Mohawk

Delivering value in US

o     Swift integration of EUA
            Integration savings 50% more than originally estimated

o Negotiated long term incentive based regulatory deals Integration savings 10% controllable cost base Total savings 30% by 2004

o     Earnings enhancing after goodwill a year early

o     Nominal pre-tax return up to 10.5% by 2004
            Compares to 6.5% real return in UK

Now leveraging US platform and skills with Niagara Mohawk

                                                            [LOGO] National Grid

                                                           Niagara [LOGO] Mohawk

Niagara Mohawk

o     Electricity and gas transmission and distribution

o     Operates in a single state

o     Generation capacity sold or being sold

o     More than doubles US operating profit and customers

o     Reinforces leadership in Northeast

o     Improves profile of National Grid Group business

o     Earnings and cashflow enhancing

                                                            [LOGO] National Grid

                                                           Niagara [LOGO] Mohawk

Four upsides

o     Integration savings
            10% of combined controllable cost base
            $90 million per year

o     Improve Niagara Mohawk's operating performance
            Lift to National Grid USA level

o     Exploit transmission opportunities

o     Telecoms
            Extend NEESCom across Niagara Mohawk
            Telergy stake

                                                            [LOGO] National Grid

                                                           Niagara [LOGO] Mohawk

The acquisition

o     $3.0 billion ((pounds)2.1 billion)

o     One third cash / two thirds new shares

o     Proportion of cash can be increased

o     Completion late 2001

o     Rick Sergel to run combined business

o     Bill Davis joins Group Board on completion

                                  MIKE JESANIS
                            CHIEF FINANCIAL OFFICER
                               NATIONAL GRID USA

                                   [GRAPHIC]

                                                            [LOGO] National Grid

                                                           Niagara [LOGO] Mohawk

Service territory

o     Highly focussed wires and pipes business

o     Over 1.5 million electric customers

o     Over 0.5 million gas customers

                                   [GRAPHIC]

                                                            [LOGO] National Grid

                                                           Niagara [LOGO] Mohawk

Distribution leader in Northeast

                                  [BAR CHART]

Distributes 34 TWh electricity and 208 billion cubic feet gas

3.3 million combined electricity customers

                                                            [LOGO] National Grid

                                                           Niagara [LOGO] Mohawk

Largest transmission business

                                  [BAR CHART]

Approximately 12,000 combined transmission circuit miles

                                                            [LOGO] National Grid

                                                           Niagara [LOGO] Mohawk

Exit from generation

o     All US non-nuclear generation sold or under contract

o     Nine Mile Point nuclear plants
            Sale expected 2001 before completion of acquisition

                                                            [LOGO] National Grid

                                                           Niagara [LOGO] Mohawk

Summary of PowerChoice

o     Sets Niagara Mohawk rates until September 2003

o     Provides framework for recovery of stranded costs

o     Allocates supply risks between customers and investors

o     Provides merger incentives

                                                            [LOGO] National Grid

                                                           Niagara [LOGO] Mohawk

Stranded costs recovery

o     Long term power contracts - $3 billion

o     Nuclear costs (including decommissioning)
           Up to $2 billion, to be reduced by sales proceeds

o     Non-nuclear generation - $150 million

                                                            [LOGO] National Grid

                                                           Niagara [LOGO] Mohawk

Other PowerChoice provisions

o     Supply risk
            Niagara Mohawk has hedged significant component of supply risk Investors bear unhedged risks until September 2001 estimated $90 million in total
            Customers bear all risks from September 2001

o     Merger incentives
            Investors to retain all merger savings for 5 years up to amount of acquisition premium

                                                            [LOGO] National Grid

                                                           Niagara [LOGO] Mohawk

Niagara Mohawk - an excellent fit

o     Focus on wires and pipes

o     Divestiture of generation

o     Resolution of stranded costs

o     Managed supply risk

Premier energy delivery company in Northeast

                                                            [LOGO] National Grid

                                                           Niagara [LOGO] Mohawk

Recent financial performance

o     Strong cashflow
            EBITDA $1.3 billion
            Free cashflow approximately $500 million pa before asset sales

o     Changes in capital structure
            Debt reduction of $1.1 billion
            Buy backs reduced shares from 187 million to 160 million

o     Installation of new customer service system - $69 million

o     Non earning regulatory assets

                                                            [LOGO] National Grid

                                                           Niagara [LOGO] Mohawk

1999 Pro forma income statement

$m                                            Reported    Adjustments   Restated
--------------------------------------------------------------------------------
Revenue                                        4,084                     4,084

Operating expenses                             2,793          (69)       2,724
--------------------------------------------------------------------------------
EBITDA                                         1,291                     1,360

Depreciation & amortisation                      761         (232)         529
--------------------------------------------------------------------------------
EBIT                                             530                       831

Interest & preferred dividends                   522          (25)         547

Taxes                                             19           97          116
--------------------------------------------------------------------------------
Net income                                       (11)                      168

Average shares                                   186                       160

EPS                                            (0.06)                     1.05

Book value per share                          $16.78                    $12.51

                                                            [LOGO] National Grid

                                                           Niagara [LOGO] Mohawk

Improving financial performance

o     Reduce combined controllable electricity cost base by 10% ($90 million pa)

o     Opportunities to increase operating efficiencies

o     Existing rate agreements allow investors to retain benefits

Expected return on expanded US business - 10.5%

                                                            [LOGO] National Grid

                                                           Niagara [LOGO] Mohawk

Additional upside - transmission

o Lack of strong transmission operators significant factor behind rising and volatile wholesale electricity prices

o     National Grid operating expertise

Most extensive transmission system in North East

                                                            [LOGO] National Grid

                                                           Niagara [LOGO] Mohawk

Additional upside - gas

o     3rd largest and lowest cost in New York State

o     $580 million revenues

o     $90 million operating profit

o     Favourable regulatory settlement

o     Acquisition brings new skill set to the group

                                                            [LOGO] National Grid

                                                           Niagara [LOGO] Mohawk

Additional upside - telecoms

                                                Opportunities to expand NEESCom
                                                model in Niagara Mohawk
                                                territory
                          [GRAPHIC]
                                                18% economic interest in Telergy

                                                            [LOGO] National Grid

                                                           Niagara [LOGO] Mohawk

The acquisition of Niagara Mohawk

o     Expands distribution, transmission and telecoms in Northeast

o     Opportunity to earn superior returns

o     Gas provides potential vehicle for creating value

                                  STEPHEN BOX
                             GROUP FINANCE DIRECTOR

                                   [GRAPHIC]

                                                            [LOGO] National Grid

                                                           Niagara [LOGO] Mohawk

Transaction structure

o     Recommended $3.0bn offer ($19 per share)

o     Collar: $32.50 to $51.00 per National Grid ADS
            446p to 699p per share at current exchange rates

o     Two thirds equity / one third cash
             14.3% of enlarged equity based on current share price Range 11.8% to 17.4%

o     Flexible structure enables increase in cash element

o     New Top Co structure

                                                            [LOGO] National Grid

                                                           Niagara [LOGO] Mohawk

Valuation

o     37% premium to equity value

o     Recent under-performance
             One-off earnings hits
             No dividend paid since 1995
             Stock overhang - Tiger Fund

o     DCF valuation
             Price covered by businesses plus recovery of stranded costs Excludes merger savings or operating efficiency opportunities

                                                            [LOGO] National Grid

                                                           Niagara [LOGO] Mohawk

Exit multiples

                            NiMo       Other acquisitions

       EV / EBITDA          6.6x             7.6x
       EV / EBIT           10.8x            11.5x
       PER                 18.1x            16.0x
       Book value           1.5x             2.0x

o     NiMo multiples better on completion
            Strong cashflow
            No ordinary dividends

                                                            [LOGO] National Grid

                                                           Niagara [LOGO] Mohawk

Financial impact

o     EPS enhancing after goodwill

o     Cash flow enhancing

o     Interest cover 2.5x increasing to 3.0x

o     Group effective tax rate remains 26%

                                                            [LOGO] National Grid

                                                           Niagara [LOGO] Mohawk

Timetable

o     Shareholder meetings in early 2001

o     Regulatory approvals - no difficult issues

o     Completion expected late 2001

                                                            [LOGO] National Grid

National Grid pre Interims update 1

o     One off impacts - (pounds)177 million
           (pounds)17 million net interest benefit
           Release of (pounds)20 million tax provisions
           (pounds)140 million exceptional tax credit

o     Brazil increased start-up losses to (pounds)75 million
           Co-billing arrangements being introduced
           New tariffs from January 2001
           Peak operating losses in current year
           Sprint to resume active involvement

                                                            [LOGO] National Grid

National Grid pre Interims update 2

o     UK transmission in line with expectations

o     US well ahead of expectations
            Strong volume growth
            Earnings enhancing after goodwill - a year early

                                  DAVID JONES
                             GROUP CHIEF EXECUTIVE

                                   [GRAPHIC]

                                                            [LOGO] National Grid

                                                           Niagara [LOGO] Mohawk

The right next step

o     Builds on existing platform

o     Substantial merger synergies

o     Additional operational efficiencies

o     Transmission and Telecoms upsides

o     Stronger Group earnings profile

[LOGO] National Grid

Niagara [LOGO] Mohawk

                                   [GRAPHIC]

                        Analyst (and Press) presentation

                            FINAL: September 4, 2000

Introduction: David Jones

Good morning, ladies and gentlemen and thank you for coming at short notice.

All of you have known we intended to extend our US business, and today

I am delighted to announce we have done just that with our agreement to acquire Niagara Mohawk - commonly known as NiMo.

With me to make this morning's presentation are Stephen Box, our Group Finance Director and Mike Jesanis, Chief Financial Officer of National Grid USA. Also in the audience with us, I am delighted to welcome Mike Kelleher, Vice President of Niagara Mohawk and we also have Roger Urwin, Group Director Europe.

Our Chairman - James Ross, Rick Sergel, who heads our US business, together with Bill Davis, Chairman and CEO of Niagara Mohawk are currently in the States handling communications over there.

After the presentation, I hope you can stay and talk with us informally.

Our discussions with NiMo started last December. In the time since then, we have got to know the company well, and it is the ideal next step in building our US business.

To set the context, let me start by recalling the strategy we articulated in December 1998, when we announced our entry into the US.

At that time, we said we believed the US market was attractive because of the development of new regulatory frameworks, which were resulting in the separation of generation from transmission and distribution, and progress towards performance-based regulation in an industry that is highly fragmented.

We saw that these conditions would create opportunities to improve returns to shareholders and to gain the additional synergy benefits of consolidation. Beyond that, we also saw that, in due course, a competitive US marketplace would create significant opportunities to rationalise the structure and management of transmission networks.

This gave a great opportunity to apply our skills and expertise in an even more favourable market environment. We chose New England as our strategic entry point, because of its advanced stage of moving towards performance-based regulation.

We identified NEES, because we wanted a top-class management team with proven distribution expertise. We also recognised that the most efficient companies would be the ones most likely to succeed in encouraging regulators to introduce incentive-based regulation.

Things have worked out exactly the way we saw them.

We built on the NEES acquisition by acquiring EUA and integrating it swiftly, following completion in the Spring of this year.

We have achieved over 50% more integration savings than we originally estimated.

We have also achieved ground breaking, long-term regulatory deals - lasting 20 years in Massachusetts and Rhode Island - which give us the ability to plan the business over the long term and have enabled us to secure further substantial up-side on our investment.

To remind you, the integration savings on NEES and EUA were approximately 10% of the combined controllable cost base. We plan further savings of over 20% real by 2004, giving us total savings of about 30% by that date.

The result is that these acquisitions will be earnings enhancing this year, a year earlier than originally estimated, and the nominal pre-tax return on our investment will rise from 8.3% to 10.5% by 2003/4. That compares very favourably to the 6.5% real pre-tax return generally allowed by the UK regulator currently.

All of this is very relevant to this acquisition since we now have proven expertise in integrating US businesses and in securing the up-sides.

We intend to apply these skills to Niagara Mohawk.

NiMo is a major electricity and gas infrastructure business, operating almost entirely in upstate New York. It is highly focused with nearly all of its operating profit coming from these activities.

All it's generation capacity has either been sold or is in the process of being sold.

In terms of customers and operating profit, with NiMo we more than double the size of our existing US business. It powerfully reinforces our leadership position in the North East US, and will make us the ninth largest electricity utility in the US as a whole.

We also improve the profile of our Group business with over half our operating profit coming from the US, where we earn a significantly higher return than in the UK.

This deal will enhance earnings and cash flow.

In the first full year following completion, the acquisition will enhance earnings per share after amortisation of goodwill. Cashflow per share will be significantly enhanced immediately.

The upsides are clear:

o First, we intend to generate integration cost savings of around 10% of the total controllable electricity cost base of National Grid USA and Niagara Mohawk. That is some $90 million per year.

      We intend to achieve these savings within four years from completion, with the objective of achieving around half in the first year.

o Secondly, and in contrast to our existing US business, NiMo has been an under-performing company relative to its peers. We are confident that we can progressively lift its operating performance to the level of our existing US business .

      We also intend to work with the New York regulators to seek incentive-based regulation to the mutual further benefit of customers and shareholders.

o Thirdly, the combination of NiMo and our existing business will make ours by far the most extensive transmission network in the North East. This will put us in an even stronger position to benefit from opportunities to rationalise transmission. By the time the acquisition completes, we expect the pressures from all sides to secure transmission efficiencies, and savings will have mounted considerably.

o     Finally, NiMo has two potential up-sides in telecoms.

First, as you know, NEESCom has developed a successful dark fibre business and we intend to extend this across NiMo's service territory.

Secondly, NiMo owns an 18% stake in Telergy, a company which in some respects resembles a blend between Colt and Energis but at an earlier stage of development. It is constructing a high speed fibre optic network throughout the North East. Telergy's planned flotation will crystallise the value of the stake.

              ****************************************************

We are paying $3.0 billion for Niagara Mohawk - some (pounds)2.1 billion.

The agreement provides for payment to be one third in cash and two thirds in shares. As Stephen will explain, however, we can vary this mix in favour of more cash.

The acquisition is of course subject to regulatory and other approvals. These will cover the same ground as with NEES and EUA, and we believe that completion will be achieved by late next year.

Rick will run the combined business and, together with his enlarged management team, deliver the benefits we have identified.

A Joint Integration Committee, chaired by Rick, will be set up immediately to ensure a smooth transition and rapid integration.

I am delighted that Bill Davis has agreed to join us for a period of two years to assure a smooth transition and integration. On completion, he will be appointed Chairman of National Grid USA and will join our board.

Mike - time for you to tell us more about NiMo and the opportunities.

Mike

                          Acquisition of Niagara Mohawk

                         Analysts and Press presentation

                          NiMo - business: Mike Jesanis

Thank you David and good morning.

      I am going to take the next few minutes to describe Niagara Mohawk to you and to demonstrate why this acquisition is the right transaction for National Grid investors.

SLIDE: MAP

      First, as David stated, NiMo is highly focused on the wires and pipes business in upstate New York and is in an advanced stage of divesting its generating business. NiMo has over one and a half million electric and a half million gas customers in an area of New York which stretches from Albany in the east to Buffalo in the west to the Canadian border in the north.

SLIDE: DISTRIBUTION LEADER

      Distributing 34 Twh of electricity and 208 billion cubic feet of gas each year, NiMo is the largest distribution utility in upstate New York. The combination of NiMo with our New England operations will create the second largest distribution company in the Northeast with over 3 million electric customers and over 500,000 gas customers.

SLIDE: LARGEST TRANSMISSION BUSINESS

      NiMo's transmission system will also expand our US system to nearly 12,000 circuit miles, making National Grid the operator of the most extensive transmission system in the Northeast. Beyond the core business of delivering electricity and gas, NiMo has a small energy trading business and investments in the areas of telecommunications, battery and fuel cell development.

SLIDE: EXIT FROM GENERATION

      As I mentioned earlier, NiMo is in an advanced stage of exiting the generation business and providing customers with the ability to choose their electricity supplier. To date, the company has completed the sale of all their US non-nuclear generation, with the exception of an interest in one plant that is under contract to be sold early next year. NiMo is also in the process of selling its nuclear interests, consisting of an 1100 MW interest in the Nine Mile Point plants. A previous agreement to sell the plants to Amergen was terminated due to regulatory and partner desires for a more competitive sales process. With the station operating well, and the market for nuclear stations having become very competitive, we expect a sale agreement to be executed in time to allow a sale to be completed in the second half of next year.

SLIDE: POWER CHOICE PLAN

      In divesting its generating business and providing customers with choice of supplier, NiMo has regulatory approval for a rate plan which addresses the two significant issues that arise from those actions: stranded costs and future supply risk.

      Power Choice, approved by New York regulators in 1998, sets NiMo's rates through August 2003, provides the framework for the recovery of stranded costs, allocates supply risks between customers and investors, and provides incentives for creating operating cost savings from mergers.

      As you will recall, stranded costs are the costs incurred in building generating plant and making long-term power commitments whose value cannot be sustained in a competitive market. NiMo's stranded costs fall into three categories: the $3 billion unamortized cost of terminating or renegotiating government mandated long-term power contracts, up to $2 billion in investments and decommissioning costs for its nuclear interests depending on the ultimate proceeds received from their sale, and a small amount of unrecovered investment from the sale of its non-nuclear generation. Power Choice provides rates sufficient for recovery of these costs.

      Power choice also provides for the allocation of supply risk between customers and investors. As you are aware, in the short period since deregulation of generation in parts of the US, power prices have risen sharply and become increasingly more volatile. National Grid USA has largely hedged its exposure and has the ability to pass on unhedged positions to customers. Some utilities have neither hedged their risks nor secured the ability to pass on increases to customers. NiMo's position is more like National Grid USA in that it has hedged a significant component of its supply risk. Under Power Choice, the Company bears the risk of increases from unhedged power supply costs through August 2001. In fact, recent increases in natural gas prices passed on by the company's power suppliers will negatively impact

2000 earnings by approximately $45 million and 2001 earnings by a similar amount. From September 2001, Power Choice allows the company to pass along to customers all changes in power supply costs. Therefore, post-completion earnings will not be negatively impacted.

      The last provision of Power Choice which I want to bring to your attention is its provisions regarding mergers. In negotiating Power Choice, NiMo contemplated that it may someday become part of a larger company, and secured a provision which allows the company to retain all of the savings up to the total acquisition premium, for a period of five years from completion.

SLIDE: NIMO - AN EXCELLENT FIT

      A focus on wires and pipes, divestiture of generation, resolution of stranded costs, managed supply risk: all of these things make for an excellent fit with our existing US operations. And together, with over 3 million customers and a system spanning 400 miles from Boston to Buffalo, we enhance our position as the premier energy delivery company in the Northeast.

SLIDE: COST REDUCTIONS

BUT OF COURSE, INVESTORS COULD NOT CARE LESS ABOUT WHETHER WE ARE SIMPLY GETTING BIGGER. YOU WANT TO KNOW HOW WE ARE GOING TO MAKE THIS WORK FOR INVESTORS. AND AS YOU MAY BE AWARE, WHILE NIMO HAS VERY STRONG CASH FLOW WITH EBITDA OF $1.3 BILLION PER YEAR AND FREE CASH FLOW OF APPROXIMATELY $500 MILLION PER YEAR, NIMO'S RECENT EARNINGS HISTORY HAS NOT MATCHED ITS CASH FLOW. IN 1999, NIMO LOST $.06 PER SHARE BEFORE EXTRAORDINARY ITEMS WITH EARNINGS NEGATIVELY IMPACTED BY THREE FACTORS THAT WILL NOT BE PRESENT FOLLOWING COMPLETION.

      FIRST, THE STRONG CASH FLOW HAS ALLOWED NIMO TO REDUCE INDEBTEDNESS AS WELL AS REDUCE ITS OUTSTANDING SHARES FROM THE 187 MILLION AVERAGE LEVEL IN 1999 TO A CURRENT LEVEL OF 160 MILLION SHARES. SECOND, NIMO HAD DIFFICULTIES IN MIGRATING TO A NEW CUSTOMER SERVICE SYSTEM. THE ADDITIONAL COSTS ASSOCIATED WITH COMPLETING THE NEW SYSTEM AND THE RESULTANT IMPACT ON BILLING AND COLLECTIONS IMPACTED 1999 EARNINGS BY $69 MILLION BEFORE TAX. THE CUSTOMER SERVICE ISSUES HAVE LARGELY BEEN RESOLVED AND THEREFORE WILL NOT IMPACT POST-COMPLETION EARNINGS.

      Third, for those stranded costs not currently earning a return, you will appreciate that US and UK accounting standards will require us to record those assets at their economic value, rather than their book value. This adjustment will reduce future depreciation expense.

SLIDE: 1999 PRO-FORMA INCOME STATEMENT

      The next chart gives you a simplified proforma income statement illustrating the impact of these factors on 1999 earnings. I am going to make three proforma adjustments to reported earnings to demonstrate the real earning power of the company. First, we will reduce operating expense by the $69 million of costs (before tax) associated with the implementation of NiMo's new customer service system. Second, I will assume that we writedown non-earning regulatory assets. A writedown at the beginning of 1999 would have been approximately $1.3 billion before tax. This writedown would have decreased 1999 amortization expense by $232 million before tax. Finally, I will reflect the fact that the Company has 26 million fewer shares outstanding than their 1999 average. Assuming that those shares had been repurchased at the beginning of 1999 with new borrowings, interest expense rises by $25 million. The tax effect of the three adjustments I have outlined is $97 million. The total of these adjustments is to improve net income to a positive $168 million or $1.05 per share. That's just the proforma results. The results will improve on a standalone basis, particularly as debt is repaid.

      We will further improve these results through reductions in costs. Beyond the cost reductions we already plan to make in our existing US operations, we expect to achieve a further $90 million of savings from the acquisition of NiMo through the rationalization of overlapping functions, principally in the administrative area. Beyond integration savings, we believe that over time, there will be opportunities to bring increased efficiencies to NiMo's operations as we've been able to do with our New England operations. However, it is too early to predict how much those savings might be or how quickly they can be achieved.

      We can expect that regulators will require some portion of the savings will be used to benefit customers; however, both we and NiMo have laid the foundation for investor success. The long-term rate agreements we reached in Massachusetts and Rhode Island provide for investors to retain a substantial share of the portion of the savings which reduce the costs of our New England operations. And, as I previously discussed, Power Choice provides that investors can retain all of the savings in NiMo's costs resulting from a merger for a period of five years, capped only by the total acquisition premium of approximately $ 800 million. From the foundation of Power Choice, we will work with regulators during the merger approval process to develop an incentive-based rate plan that provides investors with the opportunity for enhanced value when we are able to produce reductions in the costs borne by customers.

      Overall, we are very confident that the return on our expanded US business will be consistent with 10.5 percent return we have indicated we will earn on our New England investments. Which is why the acquisition of NiMo will generate value for National Grid investors.

SLIDE: ADDITIONAL UPSIDE - TRANSMISSION

      In addition to the value achieved through synergies and performance improvement, we see a further set of upsides. In the US, we believe that the lack of strong transmission operators is a significant factor behind rising and increasingly volatile wholesale electricity costs. The pressures for change are growing and by the time the acquisition completes, we believe those pressures, combined with the enlarged presence of our US transmission business, will lead to an acceleration in opportunities for a company with our experience.

SLIDE: ADDITIONAL UPSIDE - GAS

      The second potential upside is gas. NiMo is the third largest and lowest cost gas distribution company in New York with over 500,000 customers, revenues of nearly $600 million and operating profits of approximately $90 million. In July, New York regulators approved a new rate plan for NiMo's gas business. Under that plan NiMo's gas delivery rates are fixed through August 2003. The agreement allows for a 10% base return on equity, which can be increased to 12%, based on the success of implementing the PSC's program of introducing supplier choice in the gas business. Returns over the 10-12% level are shared with customers on a 50:50 basis. The acquisition of NiMo's gas business brings a new skill set to the group during a time of evolving technology and provides an additional vehicle for creating future value through consolidation.

      SLIDE: ADDITIONAL UPSIDE - TELECOMS

      In telecommunications, we expect two contributions to increased value. First, we can extend to New York our successful dark fibre business, now at 150,000 fiber miles installed and over $150 million of present value revenues under contract.

      Secondly, NiMo has an 18% economic interest, in the form of shares and warrants, in a startup telecommunications company called Telergy. Through its network consisting of 120,000 fiber miles, which is intended to connect most of the larger cities in the Northeastern US, including a loop in Manhattan, as well as Toronto and Montreal, Telergy offers local, long distance, data and video services. Telergy is not a competitor of our dark fiber business; in fact, Telergy is our customer. The value of Telergy will become transparent at such time as Telergy proceeds with its planned initial public offering.

SLIDE: THE ACQUISITION OF NIMO

      Summarizing, the acquisition of Niagara Mohawk expands our distribution, transmission, and telecommunications businesses in the Northeastern US. Through more efficient operations, there are substantial opportunities to earn superior returns for investors. And through the acquisition a gas distribution business, we have another potential vehicle for creating future value for investors.

      Over to you Stephen.

                                   Project Spa

                        Analyst (and Press) presentation

                                                        Final: 5 September, 2000

                      Valuation and Structure: Stephen Box

SLIDE

Thank you Mike and good morning.

I will start by taking you through the acquisition terms, before turning to valuation and the financial impacts of the transaction.

Our offer values NiMo at $3.0 billion, the equivalent of $19 per share. NiMo shareholders will be able to elect to receive their consideration in cash, National Grid ADSs or a combination of both.

The acquisition is being recommended by the NiMo board to its shareholders.

We have agreed a fixed price transaction structure with a collar mechanism. NiMo shareholders will receive a fixed value of $19 per share so long as National Grid's ADS price is between $32.50 and $51. This range is equivalent to 446p to 699p per National Grid ordinary share, representing a collar range of -20% to +25% on our closing share price yesterday of 560p, based on an exchange rate of $1.46 to the pound. If our ADS price moves outside the relevant collar limits, the exchange ratio remains fixed at the ratio implied by the minimum or maximum collar prices of $32.50 and $51. This structure provides considerable certainty of value for NiMo shareholders and allows National Grid shareholders to keep most of the upside potential in our price.

The total consideration being offered comprises two thirds new National Grid ADS's and one third cash, with the new equity of 248.5 million shares based on last night's share price representing 14.3% of our enlarged share capital, based on last night's share price. The mechanics of the cap mean that the new shares to be issued would be in the range of 11.8% to 17.4% of the enlarged share capital.

As I mentioned, NiMo shareholders will be able to elect to vary the consideration mix received. However, we may, at our discretion, increase the cash proportion of the transaction to the extent that cash elections are received for more than a third of the total consideration.

If we do this, the number of shares issued could be lower than the minimum I just quoted. We have retained this flexibility as we are committed to having an efficient capital structure at closing. For example, this would enable us to take into account the proceeds of any disposal of our remaining interest in Energis, if this were to occur prior to completion. I would like to stress, however, that this does not imply any change in our intentions for Energis or that we would be proactively looking to dispose of Energis before closing.

To give us the flexibility to increase the cash portion of the consideration mix without jeopardising the tax free nature of the transaction for NiMo's US shareholders, we intend using a `new top-co' structure. Approval of the scheme of arrangement to implement this structure will require a 75% vote by our shareholders.

The consideration mix will enable us to continue to satisfy SEC ratio requirements, with a reasonable margin of headroom.

['Valuation' slide]

Our offer is a 37% premium to NiMo's closing price last Friday of 13 and seven - eighths dollars, which is the same as the three month premium.

You've heard about NiMo's financial performance and the one off impacts on it from Mike. This goes some way to explain it's poor stock market performance.

But there are two other major reasons why we believe that NiMo's current share price does not reflect the stage that its recovery has actually reached. The first is that NiMo has not paid a dividend since 1995, as a result initially of its financial position and latterly its focus on share buybacks. This has made NiMo a less attractive investment to some utility investors, since utilities are typically seen as income stocks. The second is that, as you will know, the Tiger Fund - which is one of NiMo's largest shareholders - is liquidating - causing a significant overhang.

We have been able to take advantage of this under valuation. As I will go on to show you, the exit multiples demonstrate that this transaction represents good value, particularly relative to other recent transactions.

We have undertaken a detailed DCF valuation of NiMo, based on extensive due diligence. The price we are paying is fully covered by the value which we ascribe to NiMo's existing businesses and to the recovery of stranded costs provided for by its regulatory settlements.

It does not take account of the merger savings or the opportunities to increase NiMo's operating performance which both David and Mike have outlined.

As you can see, based on the proforma 1999 financials which Mike took you through, we are paying a 6.6x multiple of EBITDA compared to an average of 7.6x for recent utility transactions in the US. The same favourable comparison is repeated at the EBIT level, where we are paying 10.8x compared to an average of 11.5x and on a book basis where the comparison is 1.5x for this deal against an average of 2.0 times. At an earnings level we are slightly above the average but, as Mike explained, we will be improving the earnings as we move forward.

At the time of completion, these ratios will look even more favourable as NiMo's debt will have fallen significantly given its strong cash flow and the fact that, under the merger agreement, it will continue not paying ordinary dividends.

[Financial impact slide]

The amount of goodwill will depend significantly on the deferred tax treatment. Under our current accounting policy, we estimate that there would be no goodwill. However, the new UK deferred tax accounting standard is expected to be published later this year and is likely to be effective before we complete the acquisition of NiMo. If this requires full provision for deferred tax, we estimate that goodwill will be in the order of (pound)500 million. If discounting of long-term deferred tax balances is permitted, however, the goodwill will be much less. As with NEES and EUA, a detailed fair value study will be conducted immediately following completion.

Even on the highest level of goodwill, the acquisition is earnings enhancing after goodwill in the first full year, and is immediately cashflow enhancing.

Turning to interest cover, we are comfortable with the expected low of 2.5 times given the very strong cash generation of NiMo and of our existing US business, and the (pounds)3.8 billion value of our Energis holding. We expect interest cover to be 3.0x within 3 years of completion.

We plan to use the same investment structure as we did for NEES and EUA. However, because of the much higher level of underlying debt in NiMo, the tax benefits delivered by the structure will be lower than for NEES and EUA.

I expect the Group effective tax rate going forward to remain in the region of 26%.

['Timetable' slide]

We expect to seek the approval of both sets of shareholders in early 2001.

The acquisition is also conditional on obtaining the necessary regulatory approvals which we expect will take 12 months or so. We now have considerable experience in managing the regulatory process and we are confident that the approvals will be received. There are no foreign ownership issues in the US, and we are dealing only with one state.

Completion is therefore expected in late 2001.

[No slide]

It is our normal practice to put out a trading update statement each half year before going into the closed period. It seemed sensible to bring this forward a few weeks to coincide with the NiMo acquisition announcement. We therefore issued a trading update this morning, as you may have seen.

Starting at the bottom of the P and L account, we have announced three one-off credits, totalling (pounds)177 million, relating to interest expense and taxation.

Turning to telecoms, we are announcing higher than previously expected start-up losses for our Intelig joint venture. Our share for the half year will be some (pounds)75 million. The principal reason for this is a higher than anticipated proportion of low margin off-peak calls. Intelig has now had a total of 9 million users and it has been uneconomic for Intelig to send bills to users with very low values of calls.

This has now been resolved by agreeing with two of the three major regional telcos that they include our long-distance call charges in their customer bills. In addition, next January, Intelig is able to introduce new tariffs.

We expect the current year to be the peak period of losses for Intelig.

As you know, on July 23, Intelig launched its initial data products, with further data services to be launched over the coming months.

The data market in Brazil is forecast to double by 2004. And the long distance market is forecast to grow by 20% this year.

We maintain our considerable confidence in Intelig's potential.

Sprint have had no management involvement during the past 8 months, due to their proposed merger with MCI Worldcom. Sprint will not now be selling their stake and are resuming active involvement in the management of the venture, starting this week.

As you know we have had to postpone the visit to Brazil and telecoms conference we were planning for early October. We still intend to hold this seminar in Brazil and are now planning it for the New Year. We will let you have details nearer the time.

Finally, on electricity operations, the UK transmission business is on track and National Grid USA is performing well ahead of our expectations, with strong growth over the budgeted volume of electricity deliveries, despite a cooler than usual summer. We now expect the acquisitions of NEES and EUA to be earnings enhancing, after goodwill amortisation but before exceptional integration costs, for the year to March 2001. This is a year earlier that originally expected.

And with that, let me hand back to David who will conclude our presentation.

                                  Presentation

                                                        FINAL: 4 September, 2000

Conclusion: David Jones

Thank you, Stephen.

Niagara Mohawk meets all the criteria we set ourselves.

It leverages our existing platform, our proven US management team and our integration experience.

It offers substantial merger synergies and it gives significant additional upside from lifting it's operational performance - a task which we are confident we will achieve.

It produces an improved balance and a higher earning profile for National Grid Group as a whole.

For National Grid, NiMo is the right transaction, in the right region, at the right time and at the right price.

Thank you very much for listening. We will be happy to take your questions.

      THE FOLLOWING IS AN EMPLOYEE UPDATE

                            Niagara [LOGO] Mohawk(R)
                                 Holdings, Inc.

William E. Davis
Chairman of the Board and
Chief Executive Officer

September 2000

Dear Fellow Employee,

This morning we announced that Niagara Mohawk will merge with National Grid USA to form one of the largest electric and gas utilities in the United States. It is an exciting combination that will create substantial value for our shareholders, for the upstate New York economy, for our customers and for you as an employee.

National Grid USA, which is owned by the London, England-based National Grid, currently includes the former NEES and the former EUA, which provide electricity service to a large portion of Massachusetts, Rhode Island and New Hampshire.

In becoming part of National Grid USA, Niagara Mohawk will be part of a larger, more powerful company in a rapidly consolidating industry. We will be better positioned to compete more effectively in a deregulated marketplace and will be better able to attract new industry and new jobs to our region. National Grid also sees our gas business, with its extensive network and depth of expertise, as a potential platform for new growth.

Importantly, we will retain our respected name, our Syracuse operating headquarters and our long-standing commitment to the communities we have served so well for so long.

Being part of a global enterprise will create greater opportunities for our employees. Furthermore, as an employee investor, our merger with National Grid USA presents you with an opportunity to realize a significant premium on your holdings.

Where job reductions are an outgrowth of our merger, National Grid USA's goal is to accomplish them through natural attrition or voluntary measures over a four-year period and across the full expanse of its U.S. business. In fact, National Grid achieved its cost-savings targets in its New England mergers without a single involuntary job reduction.

I want to strongly emphasize that Niagara Mohawk, as part of National Grid USA, will continue to honor all applicable labor and employment agreements. National Grid has an established record of strong working relationships with its unions in the United States and in the United Kingdom.

We expect our merger to be concluded late next year. In the meantime, I will keep you informed of related developments in as timely a fashion as possible.

Above all, I offer you my deepest thanks for the unwavering commitment you have shown to Niagara Mohawk and its customers in the face of extraordinary challenges. The character of our people has always been our greatest strength and will be the foundation of our success in the years ahead.

                                              Sincerely,


                                              /s/ Bill Davis

                                              Bill Davis

   300 Erie Boulevard West, Syracuse, New York 13202-4250 o NiagaraMohawk.com

                           Niagara Mohawk Employee Q&A

1.    Who is National Grid?

      National Grid Group plc is one of the world's largest independent energy transmission companies. National Grid operates the transmission network in England and Wales and owns electricity and telecommunications enterprises worldwide. The company has a decade of experience operating a transmission system in a competitive environment. In the United States, National Grid is best known for its recent acquisitions of NEES (New England Electric System) and EUA (Eastern Utilities Associates), which together now operate as National Grid USA. National Grid USA ranks highly in independent customer satisfaction surveys and enjoys a strong reputation for delivering on its promises to lower electricity costs for customers. National Grid's operating companies include Massachusetts Electric, Narragansett Electric (R.I.), Granite State Electric (N.H.), and Nantucket Electric (Mass.).

2. Why is this good for the company and good for me as an employee/shareholder?

      This transaction will yield significant benefits for our shareholders, employees, customers, communities and the region. Niagara Mohawk employees will be part of a larger, more powerful company in a rapidly consolidating industry. With Niagara Mohawk, National Grid will be the ninth largest electric utility in the U.S., positioned to compete more effectively in a deregulated marketplace and help attract new industry to upstate New York. Direct savings and sharing of best practices will create an even more efficient company.

3.    Why is National Grid interested in Niagara Mohawk?

      Niagara Mohawk has an extensive electric transmission and distribution business, gas distribution business and experienced, effective workforce providing reliable service to customers over a 24,000 square mile area. These assets and core competencies, along with Niagara Mohawk's effectiveness in managing critical issues related to various industry- and company-related issues have made Niagara Mohawk an attractive partner to National Grid as it builds a more competitive energy delivery company for the 21st century.

4.    Will there be workforce reduction as an outgrowth of the merger?

      Through merger savings and sharing of best practices, over the next four years we expect to reduce between 500 and 750 positions out of the 10,000 employees in the regulated electricity and gas businesses across the combined company. As was the case in National Grid USA's merger with EUA, we will seek to achieve this target through natural attrition and voluntary programs.

5.    Will our company name change?

      Niagara Mohawk will keep its operating company name. Upon completion of the transaction, Niagara Mohawk will become a wholly-owned subsidiary of National Grid USA and be known as "Niagara Mohawk, a National Grid Company."

6.    Why is this transaction good for our customers?

      As part of a larger, more efficient and more competitive utility, Niagara Mohawk will have increased flexibility and buying power that will ultimately reduce energy costs and improve service. Based on National Grid's track record in its previous two U.S. acquisitions, we are confident that we will be able to create efficiencies that will stabilize energy costs, improve service for our consumers and contribute to economic development in upstate New York.

7. What are the implications of this merger for Niagara Mohawk's gas operations?

      Niagara Mohawk brings important gas business expertise to National Grid USA. The gas business adds an important new dimension to National Grid's core infrastructure business, and National Grid regards Niagara Mohawk's gas business as a potential platform for new growth.

8.    Who will be in charge?

      Bill Davis, currently Niagara Mohawk's Chairman and CEO, will be Chairman of National Grid USA and executive director of the National Grid Group for two years after the close of the merger. Rick Sergel will continue as President and CEO of National Grid USA and executive director of National Grid Group. Niagara Mohawk management will have a significant role in the combined company, ensuring a strong voice for Niagara Mohawk employees in the continuing organization. National Grid USA will be run with a New York division, headquartered in Syracuse, and a New England division, headquartered in Massachusetts.

9.    What is the scope of territory covered by National Grid USA?

      National Grid USA service territory includes a large portion of Massachusetts, Rhode Island and New Hampshire. This complements Niagara Mohawk service territory, which includes the "Capital District," Syracuse, Utica, Watertown and Buffalo.

10.   Is this considered a merger or an acquisition?

      The transaction is structured financially as an acquisition since National Grid is acquiring all of Niagara Mohawk's stock. On the operational side, Niagara Mohawk will merge its company into National Grid USA.

11.   What is the timeframe for completing the transaction?

      The merger is subject to regulatory and shareholder approvals, and is expected to be completed in late 2001.

12. How will decisions regarding the integration of Niagara Mohawk and National Grid USA be made?

      A joint integration team consisting of members of both companies and chaired by Rick Sergel will be formed to address these issues across the National Grid USA service area. We will assess all areas of the combined companies to determine where we might save costs and share best practices.

13.   How will this merger affect employee benefits and pension plans?

      For non-union employees, for two years following the completion of the merger, the value of total compensation and benefits will be at least equivalent to the value of those programs at Niagara Mohawk just prior to the merger. Part of the joint integration process will include a thorough review of both companies' pay and benefits programs. Employees will be advised as decisions are made on these issues. Throughout this process we will be mindful that, to keep our excellent work force, we must provide stable and competitive benefits to our employees. For union employees, compensation and benefits programs will continue in accordance with the collective bargaining agreement that has been assumed by National Grid as part of the merger.

14.   How will this affect the Niagara Mohawk shares I own in my 401(k)?

      Shares held in your 401(k) account will be treated the same as all other shares. Upon closing of the merger, your account will receive a cash payment or National Grid shares for your Niagara Mohawk shares. You will then have the option of redirecting the cash or shares to the other investment options available in the plan, which will include National Grid shares (American Depositary Shares that trade on the New York Stock Exchange). Since this transaction would occur inside the 401(k), there would be no current tax implications.

15.   Will working for a British company affect my pay or my tax status?

      The fact that National Grid is a multinational corporation will not impact employees' pay or taxes.

16.   Will offices and other facilities close?

      While efficiencies will be studied across the system, clearly National Grid USA operating centers have to be locally based and we expect that to continue. Niagara Mohawk's operating headquarters will remain in Syracuse. Meanwhile, we have already been engaged in consolidating facilities to reduce overhead expenses and to reflect our recent reorganization as a transmission and distribution company.

17.   Will employees be asked to relocate?

      Because we are locally based in upstate New York, we anticipate that the vast majority of our employees will remain. However, as the geographic scope of the company increases, there will be opportunities for employees to move elsewhere.

September 2000

================================================================================

                              The Niagara Mohawk/
                              National Grid Merger

                                 Highlights for
                            Niagara Mohawk Employees

================================================================================

Niagara [LOGO] Mohawk                                       [LOGO] National Grid

                              Today's Announcement

================================================================================

      o Merger will create stronger, more competitive company with significant benefits for customers, employees, shareholders, region.

      o National Grid Group plc will pay a significant premium to purchase Niagara Mohawk stock.

      o     Expected to close in late 2001.

      o Merger makes National Grid largest transmission and 2nd-largest distribution company in NY/NE region.

================================================================================

Niagara [LOGO] Mohawk                                       [LOGO] National Grid

                              Today's Announcement

================================================================================

      o National Grid ranked among top 5 most efficient electric utilities in Northeast.

      o National Grid sees gas business as potential platform for new growth.

      o National Grid recognizes value of Niagara Mohawk's employees, their demonstrated skills and depth of experience.

================================================================================

Niagara [LOGO] Mohawk                                       [LOGO] National Grid

                             Who is National Grid?

================================================================================

      o     National Grid is top-100 U.K. firm with $2.4 billion in revenue.

      o     National Grid USA would include Niagara Mohawk, NEES, EUA.

      o Niagara Mohawk doubles size of National Grid USA and creates 9th largest U.S. utility.

      o Merger builds on National Grid's New England base and creates strong U.S. presence.

================================================================================

Niagara [LOGO] Mohawk                                       [LOGO] National Grid

                     Creates largest transmission business

================================================================================

                               [BAR GRAPH OMITTED]

================================================================================

Niagara [LOGO] Mohawk                                       [LOGO] National Grid

                          Becomes distribution leader

================================================================================

                               [BAR GRAPH OMITTED]

================================================================================

Niagara [LOGO] Mohawk                                       [LOGO] National Grid

                             What it means for you

================================================================================

      o Niagara Mohawk employees will enjoy more career opportunities in a global company with greater scale and scope.

      o National Grid will continue to honor union contract and all employee agreements.

      o     About 10,000 employees in combined National Grid companies.

================================================================================

Niagara [LOGO] Mohawk                                       [LOGO] National Grid

                             What it means for you

================================================================================

      o Through merger savings and sharing of best practices, National Grid expects reduce 500-750 positions across its US system over 4 years.

      o These reductions will be achieved through attrition and voluntary programs.

      o     Earlier National Grid mergers resulted in no layoffs.

      o Joint integration team to manage systemwide, 4-year cost reduction program.

================================================================================

Niagara [LOGO] Mohawk                                       [LOGO] National Grid

                        What it means for Niagara Mohawk

================================================================================

      o Niagara Mohawk will play significant role in management of combined company.

      o     Niagara Mohawk's operating name won't change.

      o     Niagara Mohawk's headquarters will remain in Syracuse.

      o Niagara Mohawk's commitment to community service and corporate citizenship won't change.

      o As part of a larger, more powerful company the direct savings, synergies and sharing of best practices will create an even more efficient Niagara Mohawk.

================================================================================

Niagara [LOGO] Mohawk                                       [LOGO] National Grid

                             The Combined Companies

================================================================================

                                  [MAP OMITTED]

================================================================================

Niagara [LOGO] Mohawk                                       [LOGO] National Grid

                           National Grid Employee Q&A

1.    Who is Niagara Mohawk?

      Niagara Mohawk is an energy delivery company that provides electricity to more than 1.5 million customers across 24,000 square miles of upstate New York. The company also delivers natural gas to more than 540,000 customers over 4,500 square miles of eastern, central and northern New York.

2.    What does Niagara Mohawk bring to National Grid?

      Niagara Mohawk has a focused transmission and distribution business and strong regional presence in upstate New York. They also bring gas expertise to our company. They have an excellent workforce with an outstanding record in many areas, including storm restoration and environmental performance. They've done a terrific job over the last several years working with New York Governor Pataki's administration and New York regulators to restructure the state's energy markets and achieve settlements on above-market purchase power contracts. These factors all make Niagara Mohawk an attractive partner for National Grid as it builds a more successful energy company for the 21st century.

3.    How does Niagara Mohawk fit into the National Grid organization?

      National Grid Group plc will acquire Niagara Mohawk Holdings, Inc., which will merge with National Grid USA. After the merger is completed, National Grid USA will have two operating divisions - New York, comprising Niagara Mohawk Power Company, and New England, comprising Massachusetts Electric, Narragansett Electric, Granite State Electric and Nantucket Electric.

4.    How does this transaction impact National Grid overall?

      With Niagara Mohawk, National Grid will be the ninth largest electric utility in the U.S., and well positioned for growth in a rapidly evolving marketplace. The transaction doubles the size of National Grid USA and makes National Grid the largest transmission business (by miles) and second largest distribution business (by customers) in the New England/New York region. We value Niagara Mohawk's gas business, with its extensive network and depth of expertise. The addition of Niagara Mohawk's transmission and distribution business balances our operations more evenly between Europe and the U.S., two of the world's most important energy markets.

5.    Will there be National Grid layoffs as a result of the merger?

      Through merger synergies and sharing of best practices, over a period of four years, we expect to reduce between 500 and 750 positions out of the 10,000 employees in the regulated electricity and gas businesses across the combined company, including both New York and New England. As was the case in our merger with EUA, we will seek to achieve this target through natural attrition and voluntary programs.

6.    How will this merger affect employee benefits and pension plans?

      Part of the joint integration process will include a thorough review of both companies' pay and benefits programs. Employees will be advised as decisions are made on these issues. Throughout this process we will be mindful that, to keep our excellent work force, we must provide stable and competitive benefits to our employees.

7.    Will any offices or other facilities close?

      The integration team will study opportunities for efficiencies across the system. We recognize that our operating centers have to be locally based and we expect that to continue. The New England division will be run from Massachusetts and the New York division will be run from Syracuse.

8.    Will employees be asked to relocate?

      Because we are locally based in New England, we anticipate that the vast majority of our employees will remain to serve customers. However, as the geographic scope of the company increases, there will be opportunities for employees to move elsewhere, as there have been in our past mergers.

9.    Will there be any changes in management?

      There will be changes in management as we build a combined team of each company's strongest members. Rick Sergel will continue as President and CEO of National Grid USA and executive director of National Grid Group. Bill Davis, currently Niagara Mohawk's Chairman and CEO, will be Chairman of National Grid USA and will serve as executive director of the National Grid Group board for two years after the merger closes. Another Niagara Mohawk executive will also serve as executive director of the National Grid Group. Three Niagara Mohawk executives are expected to join National Grid USA's board.

10.   What is the timeframe for completing the transaction?

      The acquisition is expected to be completed by late 2001, subject to a number of conditions, including regulatory approvals, and shareholder approval of both companies.

11.   What is the scope of territory covered by Niagara Mohawk ?

      Niagara Mohawk's service territory covers much of upstate New York, including Buffalo, Watertown, Syracuse, Utica, and Albany.

12.   How many Niagara Mohawk employees are there and how many are unionized?

      Currently, there are approximately 7,600 Niagara Mohawk employees, of which roughly 66% are unionized and part of Local 97 of the International Brotherhood of Electrical Workers (IBEW). Approximately 6,000 are in the regulated electric and gas divisions, with the balance primarily in the nuclear divison.

13.   Is National Grid pursuing other acquisitions?

      Our top priority is to complete this deal, and that is where we'll focus our energies. However, we will continue to explore opportunities as they arise.

14. Will National Grid consolidate services such as customer service or collections with its other utility holdings in the Northeast?

      We will assess all areas of the combined companies to determine where we might save costs and share best practices. We will immediately convene a joint integration team consisting of members of both companies that will be headed by Rick Sergel to address these issues across the enlarged National Grid USA service area.

15. How does Niagara Mohawk's gas business fit into National Grid's operations?

      We believe their gas business fits well with our infrastructure focus, and view it as a potential new business platform for growth.

16.   Where can I find more information on the transaction?

      You can find more information on our company website
      (www.nationalgrid.com), as well Niagara Mohawk's (www.niagaramohawk.com). We will provide you updates on the merger as appropriate. In the meantime, you can call our merger hotline at extension 22464 (internally) or 1-800-523-1044 (externally) or send your questions to our merger e-mail box at MergerQuestions@us.ngrid.com.

                                                  [LOGO] National Grid

                                                         National Grid USA

                                                         Richard P. Sergel
                                                         President and
                                                         Chief Executive Officer

September 2000

Dear Niagara Mohawk Employee,

I look forward to welcoming you to the National Grid team. Niagara Mohawk represents our largest U.S. merger and, as such, will become a critical part of our U.S. business going forward.

Together, we will be one of the largest electric and gas utilities in the U.S. This positions us to compete more effectively in this rapidly changing marketplace.

I want you to know that we respect and admire your hard won accomplishments over the last several years. In fact, it is Niagara Mohawk's excellent workforce, your depth of knowledge on the upstate New York region, your expertise in the electric and gas business, and your strong record in customer and community service that made your company attractive to us. We also recognize Niagara Mohawk's significant progress working with Governor Pataki's administration and New York regulators to restructure the state's energy markets and achieve settlements on above-market purchase power contracts.

Of course, we know that this merger will create anxiety about jobs and what it means for you and your communities. You should know that we recognize that talent and dedication such as yours is hard to come by. Our goal is that any workforce reductions will come from our entire U.S. system through natural attrition, voluntary retirement and other voluntary programs. In our recent New England mergers, we achieved our targeted merger savings with no involuntary job cuts.

You should also know that we are committed to local control - that is, we recognize that your market knowledge and experience are key assets, and we intend to leverage our most valued asset - our employees - to the fullest of our ability. Bill Davis will be the chairman of National Grid USA, and Niagara Mohawk management will have a significant role in the combined company. Niagara Mohawk will keep its operating company name and its operating headquarters will remain in Syracuse.

We hope that you will be as proud to join the National Grid
USA team as we will be to welcome you. We will be working together with Niagara Mohawk's management team to ensure a smooth integration and regulatory approval process, as well as meeting as many of you as possible in the coming weeks. In the meantime, we look forward to building together a successful electric and gas company for the 21st century.

                                                                        Regards,


                                                                 /s/ Rick Sergel

                                                                     Rick Sergel

                                                  25 Research Drive
                                                  Westborough,MA 01582-0001

            National Grid (LSE, NYSE: NGG)/Niagara Mohawk (NYSE: NMK)
                                Merger Highlights
--------------------------------------------------------------------------------

What the transaction creates:

      o The merger will create the ninth largest electric utility in the U.S. with U.S. revenues of approximately $6.7 billion, a customer base of 3.2 million and a service territory covering 29,450 square miles.
      o As National Grid's third and largest acquisition in the U.S., Niagara Mohawk will double the size of National Grid USA, and will create a U.S. business equal in size to National Grid's U.K. business.
      o The merger will make National Grid the largest transmission business (by miles) and the second largest distribution business (by customers) in the New England/New York market.
      o Niagara Mohawk will keep its operating headquarters in Syracuse. Upon completion of the transaction, Niagara Mohawk's operating company is expected to keep its name, with the tagline "a National Grid Company."

Rationale of the transaction:

      o The merger will create a stronger combined company, yielding significant benefits for customers, communities, shareholders, employees and the region.
      o Niagara Mohawk has made significant progress over the last few years, through a collaborative effort with New York Governor Pataki's administration and regulators, in achieving settlements that will reduce National Grid USA's exposure to above-market power purchase contracts. This should lead to improved financial performance at Niagara Mohawk.
      o This merger builds on National Grid's existing New England base and gives it a stronger U.S. presence with neighboring regional territories in New England and New York.
      o National Grid shareholders will benefit from National Grid 's significantly expanded platform for growth in a rapidly deregulating U.S. market.
      o National Grid's 10 years of experience in operating a transmission system in a deregulated environment gives it a unique market advantage.
      o Niagara Mohawk shareholders will benefit from National Grid's cash/stock purchase of Niagara Mohawk at a premium over current market, and from the opportunity to receive equity in a vibrant, profitable global company like National Grid.

Benefits of the transaction for consumers and upstate New York:

      o National Grid is committed to working closely with regulators to provide stable pricing for energy delivery services for customers in upstate New York.
      o This transaction is a vote of National Grid's confidence in the upstate New York economy and demonstrates National Grid's commitment to support the region's economic development.
      o National Grid has a proven track record of negotiating win-win rate agreements that benefit customers, enhance economic development initiatives, and allow the company and its customers to share merger-related savings.

Transaction Summary:

Terms:         Niagara Mohawk stock for National Grid ADSs (i.e. shares) and/or cash
Accounting:    Purchase Accounting
Closing:       Expected to be completed by late 2001, subject to regulatory approvals, and shareholder approval of both companies

Combined Territory:

o National Grid USA's operating companies include Massachusetts Electric, Narragansett Electric (R.I.), Granite State Electric (N.H.), and Nantucket Electric (Mass.)
o Niagara Mohawk's service territory covers much of upstate New York, including Buffalo, Watertown, Syracuse, Utica, and Albany
o National Grid USA's service territory includes a large portion of Massachusetts, virtually all of Rhode Island, and a few communities in New Hampshire

Key Facts                                National Grid USA      Niagara Mohawk        Pro Forma Combined
---------                                -----------------      --------------        ------------------
Electric Service Territory (sq. miles):        5,351                24,099                  29,450
Miles of Transmission Lines:                   2,996                 9,327                  12,323
Miles of Distribution Lines:                  30,999               118,670                 149,669
Total Electric Customer (000's):               1,677                 1,554                   3,231
Gas Service Territory (sq. miles):               n/a                 4,829                   4,829
Total Gas Customers (000's):                     n/a                   542                     542

Employees:

o National Grid USA: approx. 3,800, of which 65% are union (UWUA, BUW as a Council of UWUA, and IBEW)
o     Niagara Mohawk: approx. 7,600, of which 66% are union (IBEW)

Combined Leadership:

o     James Ross will remain Chairman and nonexecutive director of National Grid
      Group
o David Jones will remain Chief Executive and executive director of National Grid Group
o Rick Sergel will remain President and Chief Executive Officer of National Grid USA and an executive director of National Grid Group
o William E. Davis, Chairman and Chief Executive Officer of Niagara Mohawk, will become Chairman of National Grid USA and an executive director of National Grid Group for two years after the merger closes
o     Another Niagara Mohawk director will join National Grid Group's Board
o     Three Niagara Mohawk executives will join National Grid USA's Board

[LOGO] National Grid                                       Niagara [LOGO] Mohawk
================================================================================

                         National Grid - Niagara Mohawk
                               Merger Highlights

                                 September 2000

[LOGO] National Grid                                       Niagara [LOGO] Mohawk

Today's Announcement
================================================================================

o National Grid Group acquiring Niagara Mohawk, the second largest combined electric and gas transmission and distribution company in New York

o The addition of Niagara Mohawk to National Grid USA creates the 9th largest electric utility in the U.S. (by customers)

o Merger creates a stronger, more competitive energy provider with significant benefits for customers, communities, shareholders, and employees

o Employees will enjoy more career opportunities in a global company with greater scale and scope

[LOGO] National Grid                                       Niagara [LOGO] Mohawk

Who is Niagara Mohawk?
================================================================================

o Provides electricity to more than 1.5 million customers along 24,000 miles of transmission lines in upstate New York

o Delivers natural gas to more than 540,000 customers over 4,800 square miles of eastern, central and northern New York

o     Has 7,600 employees (66% union -- IBEW)

o     Had 1999 revenues of $4.1 billion

o Has managed deregulation well, and achieved significant settlements to reduce above-market power purchase contracts

[LOGO] National Grid                                       Niagara [LOGO] Mohawk

Niagara Mohawk's Territory
===============================================================================

                               [GRAPHIC OMITTED]

[LOGO] National Grid                                       Niagara [LOGO] Mohawk

Combined Company Snapshot
===============================================================================

o Largest transmission business and 2nd largest distribution business in New England/New York

o     Doubles size of National Grid USA; U.S. business equivalent to U.K.'s

o     Core operations in electricity, gas, telecom

o     Approx. 10,000 employees in regulated electric and gas businesses

o $6.7 billion in revenues; 3.8 million electric and gas customers; 29,450 square miles of electric service territory

[LOGO] National Grid                                       Niagara [LOGO] Mohawk

Creates Largest Transmission Business
===============================================================================

Transmission in NEPOOL/NYPP (in miles)

                                   [BAR GRAPH]

[LOGO] National Grid                                       Niagara [LOGO] Mohawk

Distribution Leader
===============================================================================

Second largest distribution business in Northeast/Terawatt-hour

                                   [BAR GRAPH]

[LOGO] National Grid                                       Niagara [LOGO] Mohawk

What We Look Like, Combined
===============================================================================

[LOGO] National Grid                                       Niagara [LOGO] Mohawk

                               SERVICE TERRITORY

                                    [GRAPHIC]

                                        National Grid     Niagara Mohawk    Combined
Electric Service Territory (sq. miles)       5,351            24,099         29,450
Miles of Transmission Lines                  2,996             9,327         12,323
Miles of Distribution Lines                 30,999           118,670        149,669
Total Electric Customer (000's)              1,677             1,554          3,231
Gas Service Territory (sq. miles)              n/a             4,829          4,629
Total Gas Customers (000's)                    n/a               542            542

[LOGO] National Grid                                       Niagara [LOGO] Mohawk

What it Means for You
===============================================================================

o Member of a larger, more powerful leader in a rapidly consolidating industry

o     More opportunities in a growing global company

[LOGO] National Grid                                       Niagara [LOGO] Mohawk

===============================================================================

o Over four years, system-wide workforce reduction of 500-750 jobs out of 10,000 in the regulated electric and gas business

o Goal to achieve reductions through natural attrition and voluntary programs

o Joint integration team to manage system-wide cost reduction program through synergies and sharing of best practices

[LOGO] National Grid                                       Niagara [LOGO] Mohawk

Integration Process
===============================================================================

o Merger expected to close in late 2001, subject to regulatory and shareholder approvals

o Niagara Mohawk to keep operating company name, operating headquarters in Syracuse

o     National Grid USA to have two divisions: New England and New York

[LOGO] National Grid                                       Niagara [LOGO] Mohawk

===============================================================================

o     Management:

      o Rick Sergel to remain President and CEO, National Grid USA, and executive director of National Grid Group

      o Niagara Mohawk Chairman and CEO Bill Davis to be Chairman National Grid USA and executive director of National Grid Group for two years after the merger

      o     Another Niagara Mohawk director to join National Grid Group Board

      o     Three Niagara Mohawk executives to join National Grid USA Board

[LOGO] National Grid                                       Niagara [LOGO] Mohawk

A Company for the 21st Century
===============================================================================

o Teaming up with Niagara Mohawk builds on strong U.S. platform; balances operations between Europe and U.S., two of world's most important energy markets

o Gives us larger role in Northeast; creates 9th largest U.S. electric utility; enhances role in deregulating U.S. energy market

[LOGO] National Grid                                       Niagara [LOGO] Mohawk

For More Information
===============================================================================

o     Merger hotline number:

      o     Internally: ext. 22464

      o     Externally: 800-523-1044

o     Merger e-mail box:
      MergerQuestions@us.ngrid.com

o     Company websites:

      o     National Grid: www.nationalgrid.com

      o     Niagara Mohawk: www.niagaramohawk.com

                                                         [LOGO] National Grid

                                                         National Grid USA

                                                         Richard P. Sergel
                                                         President and
                                                         Chief Executive Officer

September 5, 2000

Dear Colleague,

Today we announced the acquisition of Niagara Mohawk Holdings, Inc., the second largest combined electric and gas transmission and distribution company in New York. Headquartered in Syracuse, Niagara Mohawk is an energy delivery company that provides electricity to more than 1.5 million customers across 24,000 square miles of upstate New York. The company also delivers natural gas to more than 540,000 customers over 45,000 square miles of eastern, central and northern New York. The press release we issued this morning is attached for your information.

This exciting acquisition will create the ninth largest electric utility in the U.S. and a stronger and more successful energy provider for the 21st century. This transaction - National Grid's third U.S. acquisition - will double the size of our U.S. company, creating a U.S. business equal in size to National Grid's U.K. business. Niagara Mohawk will still be the operating company's name and it will maintain its operating headquarters in Syracuse, which will be the New York division of National Grid USA. Through merger synergies and sharing of best practices, over a period of four years we expect to reduce between 500 and 750 positions out of the 10,000 employees in the regulated electricity and gas businesses across the combined company. As was the case in our merger with EUA, we will seek to achieve this target through natural attrition and voluntary programs.

Among the many factors that made Niagara Mohawk an attractive partner for us is the fact that it has done an excellent job over the last several years working with Governor George Pataki's administration and New York regulators to restructure the state's energy markets and achieve settlements on above-market purchase power contracts. Niagara Mohawk brings important gas expertise to our company. They have an excellent workforce with an outstanding record in many areas, including storm restoration and environmental performance. In today's rapidly changing marketplace, we are confident that the addition of Niagara Mohawk's expertise and experience will make National Grid even more successful in years ahead.

The merger is subject to regulatory and shareholder approvals, as well as the sale of Niagara Mohawk's nuclear units, and is expected to close in late 2001. Upon completion of the merger, I will remain as President and CEO, and Niagara Mohawk Chairman and CEO Bill Davis will become chairman of National Grid USA and will join the National Grid Group board of directors. Until then, both management teams will be working diligently to ensure a seamless integration including identification of opportunities for efficiencies and sharing of best practices. Otherwise, it's business as usual.

I hope that you share in my enthusiasm for this exciting new step in National Grid's development. And, as always, thank you for your dedication, hard work and continued support.

Regards,


/s/ Rich

                                                      25 Research Drive
                                                      Westborough, MA 01582-0001

      In connection with the proposed merger, National Grid Group plc and Niagara Mohawk Holdings, Inc. will file a proxy statement/prospectus with the Securities and Exchange Commission (the "SEC"). WE URGE INVESTORS TO READ THE PROXY STATEMENT/PROSPECTUS AND ANY OTHER RELEVANT DOCUMENTS FILED WITH THE SEC WHEN THEY BECOME AVAILABLE BECAUSE THEY CONTAIN IMPORTANT INFORMATION. Investors will be able to obtain a copy of the proxy statement/prospectus (when available) and other documents filed by National Grid and Niagara Mohawk free of charge at the SEC's web site, http://www.sec.gov or at the SEC's public reference room at 450 Fifth Street, N.W., Washington, D.C. 20549. In addition, documents filed by Niagara Mohawk with the SEC can be obtained by contacting Niagara Mohawk at the following address and telephone number: Investor Relations, Niagara Mohawk Holdings, Inc., 300 Erie Boulevard West, Syracuse, New York 13202, telephone:
(315) 474-1511. Documents filed with the SEC by National Grid can be obtained by contacting National Grid USA at the following address and telephone number: 25 Research Drive, Westborough, MA 01582, telephone:(508) 389-2591.

      Niagara Mohawk, its officers, directors and certain other employees of Niagara Mohawk may be soliciting proxies from Niagara Mohawk shareholders in favor of the merger and may be deemed to be "participants in the solicitation" under the rules of the SEC. Information regarding the interests of the participants in the solicitation will be set forth in the proxy statement/prospectus when it becomes available.